Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-189237

November 19, 2013

Prospectus Supplement No. 2

Cytomedix, Inc.

10,375,000 shares of Common Stock

This prospectus amends and supplements the prospectus dated July 18, 2013 to allow resale of up to 10,375,000 shares of common stock of Cytomedix, Inc. by Lincoln Park Capital Fund, LLC. Lincoln Park Capital Fund, LLC is sometimes referred to in this prospectus as “Selling Stockholder” or “Lincoln Park.” The common stock being offered by Lincoln Park is issuable pursuant to a purchase agreement between us and Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares. We do not know when or in what amounts Lincoln Park may offer the shares for sale. We will not receive proceeds from the sale of our shares by Lincoln Park. Our common stock is presently quoted for trading under the symbol `CMXI’ on the OTC Bulletin Board.

This prospectus supplement is being filed to include the information set forth in the Quarterly Report on Form 10-Q filed on November 12, 2013, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated July 18, 2013 and Prospectus Supplement No. 1 filed on August 15, 2013, which are to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading `Risk Factors’ beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is November 19, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________

Commission file number 001-32518

(Exact Name of Registrant as Specified in its Charter)

Delaware	23-3011702
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

209 Perry Parkway, Suite 7

Gaithersburg, MD 20877

(Address of Principal Executive Offices) (Zip Code)

(240) 499-2680

(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-accelerated Filer ☐	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐   No  ☒

APPLICABLE ONLY TO CORPORATE ISSUERS

As of October 31, 2013, the Company had 105,351,057 shares of common stock, par value $.0001, issued and outstanding.

CYTOMEDIX, INC.

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PART I

FINANCIAL INFORMATION

Item 1. Financial Statements

CYTOMEDIX, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	September 30,	December 31,
	2013	2012

ASSETS

Current assets
Cash	$4,644,462	$2,615,805
Short-term investments, restricted	53,257	53,248
Accounts and other receivable, net	2,132,403	1,733,742
Inventory	1,801,909	1,170,097
Prepaid expenses and other current assets	1,624,224	737,445
Deferred costs, current portion	211,776	136,436

Total current assets	10,468,031	6,446,773

Property and equipment, net	894,621	2,440,081
Deferred costs	538,488	180,783
Intangible assets, net	33,860,537	34,135,287
Goodwill	1,128,517	1,128,517

Total assets	$46,890,194	$44,331,441

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses	$5,176,773	$2,812,371
Deferred revenues, current portion	2,502,254	—
Note payable, current portion	1,800,000	—

Total current liabilities	9,479,027	2,812,371

Notes payable	4,034,010	2,100,000
Deferred revenues	1,542,446	—
Derivative and other liabilities	913,087	1,415,159

Total liabilities	15,968,570	6,327,530

Commitments and contingencies

Conditionally redeemable common stock (909,091 issued and outstanding)	500,000	—

Stockholders' equity
Common stock; $.0001 par value, authorized 200,000,000 shares; 2013 issued and outstanding - 105,190,479 shares; 2012 issued and outstanding - 93,808,386 shares	10,428	9,381
Common stock issuable	432,100	489,100
Additional paid-in capital	116,309,680	108,485,646
Accumulated deficit	(86,330,584)	(70,980,216)

Total stockholders' equity	30,421,624	38,003,911

Total liabilities and stockholders' equity	$46,890,194	$44,331,441

The accompanying notes are an integral part of these condensed consolidated financial statements.

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CYTOMEDIX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenues
Product sales	$2,925,971	$1,703,311	$7,541,874	$5,203,675
License fees	67,063	—	67,063	3,154,722
Royalties	244,350	56,000	369,646	103,021
Other revenue	128,835	—	128,835	—

Total revenues	3,366,219	1,759,311	8,107,418	8,461,418

Cost of revenues
Cost of sales	2,817,386	992,277	5,439,401	2,815,623
Cost of royalties	32,504	5,658	41,578	10,774

Total cost of revenues	2,849,890	997,935	5,480,979	2,826,397

Gross profit	516,329	761,376	2,626,439	5,635,021

Operating expenses
Salaries and wages	1,967,965	1,745,520	6,011,337	5,586,743
Consulting expenses	415,947	501,058	1,596,576	1,784,401
Professional fees	385,344	336,446	827,198	1,002,947
Research, development, trials and studies	922,999	1,006,049	3,050,038	2,454,615
General and administrative expenses	1,433,611	1,380,449	5,415,768	4,082,400

Total operating expenses	5,125,866	4,969,522	16,900,917	14,911,106

Loss from operations	(4,609,537)	(4,208,146)	(14,274,478)	(9,276,085)

Other income (expense)
Interest, net	(378,587)	(262,008)	(1,323,900)	(797,140)
Change in fair value of derivative liabilities	5,789	689,264	250,349	442,743
Change in fair value of contingent consideration	—	—	—	(4,334,932)
Inducement expense	—	—	—	(1,513,371)
Settlement of contingency	—	—	—	(471,250)
Other	12,076	576	12,331	(529)

Total other income (expenses)	(360,722)	427,832	(1,061,220)	(6,674,479)

Loss before provision for income taxes	(4,970,259)	(3,780,314)	(15,335,698)	(15,950,564)
Income tax provision	4,890	4,609	14,670	13,827

Net loss	(4,975,149)	(3,784,923)	(15,350,368)	(15,964,391)

Preferred dividends:
Series D preferred stock	—	—	—	13,562

Net loss to common stockholders	$(4,975,149)	$(3,784,923)	$(15,350,368)	$(15,977,953)

Loss per common share —
Basic and diluted	$(0.05)	$(0.04)	$(0.15)	$(0.20)

Weighted average shares outstanding —
Basic and diluted	104,890,396	91,214,635	102,891,983	78,502,867

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

CYTOMEDIX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended
	September 30,
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,350,368)	$(15,964,391)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense, net of recoveries	42,775	21,295
Depreciation and amortization	875,084	841,167
Stock-based compensation	537,958	1,847,233
Change in fair value of derivative liabilities	(250,349)	(442,743)
Change in fair value of contingent consideration	—	4,334,932
Settlement of contingency	—	471,250
Amortization of deferred costs	186,931	102,327
Non-cash interest expense - amortization of debt discount	222,282	475,656
Deferred income tax provision	14,670	13,827
Loss (Gain) on disposal of assets	(594,173)	49,494
Effect of amendment to contingent consideration	1,006,159	—
Loss on extinguishment of debt	19,867	—
Effect of issuance of warrants for term loan modification	303,517	—
Inducement expense	—	1,513,371
Change in operating assets and liabilities, net of those acquired:
Accounts and other receivable, net	(441,436)	(121,543)
Inventory	(631,812)	(554,444)
Prepaid expenses and other current assets	(561,095)	111,455
Accounts payable and accrued expenses	2,364,402	715,824
Deferred revenues	4,044,700	(654,721)
Other liabilities	124,212	6,392

Net cash used in operating activities	(8,086,676)	(7,233,619)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment acquisitions	(600,373)	(1,736,129)
Cash acquired in business combination	—	24,563
Proceeds from sale of equipment	2,139,672	335,077

Net cash provided by (used in) investing activities	1,539,299	(1,376,489)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	4,235,797	—
Proceeds from issuance of common stock, net	4,910,237	8,336,925
Redemption of preferred stock	—	(169,986)
Repayment of note payable	(570,000)	—
Proceeds from option and warrant exercises	—	4,066,959
Dividends paid on preferred stock	—	(36,595)

Net cash provided by financing activities	8,576,034	12,197,303

Net increase in cash	2,028,657	3,587,195
Cash, beginning of period	2,615,805	2,246,050

Cash, end of period	$4,644,462	$5,833,245

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

CYTOMEDIX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Business and Presentation

Description of Business

Cytomedix, Inc. (“Cytomedix,” the “Company,” “we,” “us,” or “our”) is a regenerative therapies company marketing and developing products within the U.S. and internationally. We commercialize innovative cell-based technologies that harness the regenerative capacity of the human body to trigger natural healing. The use of autologous (from self) biological therapies for tissue repair and regeneration is part of a transformative clinical strategy designed to improve long term recovery in complex chronic conditions with significant unmet medical needs.

Our current commercial offerings consist of point of care technologies for the safe and efficient separation of autologous blood and bone marrow to produce platelet based therapies or cell concentrates. Today, we have two distinct platelet rich plasma (“PRP”) devices, the AutoloGel System for wound care and the Angel concentrated Platelet Rich Plasma (“cPRP”) System for orthopedics markets. Our sales are predominantly (approximately 87%) in the United States, where we sell our products through direct sales representatives. Growth drivers in the U.S. include Medicare coverage for the treatment of chronic wounds under a National Coverage Determination when registry data is collected under Coverage with Evidence Development (“CED”), and a worldwide distribution and licensing agreement that allows our partner to promote the Angel System for all uses other than wound care.

Basis of Presentation and Significant Accounting Policies

The unaudited financial statements included herein are presented on a condensed consolidated basis and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments that are, in the opinion of management, necessary to fairly state such information. All such adjustments are of a normal recurring nature. Although the Company believes that the disclosures are adequate to make the information presented not misleading, certain information and footnote disclosures, including a description of significant accounting policies normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted pursuant to such rules and regulations.

The year-end balance sheet data were derived from audited consolidated financial statements but do not include all disclosures required by accounting principles generally accepted in the United States of America.

These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission. The results of operations for interim periods are not necessarily indicative of the results for any subsequent quarter or the entire fiscal year ending December 31, 2013.

Basic and Diluted Loss Per Share

We compute basic and diluted net loss per common share using the weighted-average number of shares of common stock outstanding during the period. During periods of net losses, shares associated with outstanding stock options, stock warrants, convertible preferred stock, and convertible debt are not included because the inclusion would be anti-dilutive. The total numbers of such shares excluded from the calculation of diluted net loss per common share were 28,207,642 for the nine months ended September 30, 2013, and 19,164,126 for the nine months ended September 30, 2012.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired in business combinations. The Company conducts an impairment test of goodwill on an annual basis as of October 1 of each year. The Company will also conduct tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the Company below its carrying value.

4

Indefinite lived intangible assets consist of in-process research and development (IPR&D) acquired in the acquisition of Aldagen. The acquired IPR&D consists of specific cell populations (that are related to a specific indication) and the use of the cell populations in treating particular medical conditions. The Company evaluates its indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and at least on an annual basis on October 1 of each year, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, the Company would recognize an impairment loss in the amount of that excess.

Identifiable intangible assets with finite lives consist of trademarks, technology (including patents), and customer relationships acquired in business combinations. These intangibles are amortized using the straight-line method over their estimated useful lives. The Company reviews its finite-lived intangible assets for potential impairment when circumstances indicate that the carrying amount of assets may not be recoverable.

Note 2 — Recent Accounting Pronouncements

The Company believes the adoption of Accounting Standards Updates issued but not yet adopted will not have a material impact to our results of operations or financial position.

Note 3 — Arthrex Distributor and License Agreement and Related Matters

Arthrex Distributor and License Agreement

On August 7, 2013, the Company entered into a Distributor and License Agreement (the “Arthrex Agreement”) with Arthrex, Inc., a privately held Florida based company (“Arthrex”). Under the terms of the Arthrex Agreement, Arthrex will obtain the exclusive rights to sell, distribute, and service the Company’s Angel Concentrated Platelet System and ActivAt (“Products”), throughout the world, for all uses other than chronic wound care. The Company granted Arthrex a limited license to use the Company’s intellectual property as part of enabling Arthrex to sell the Products. Arthrex will purchase Products from the Company to distribute and service at certain purchase prices, which may be changed after an initial period. Arthrex has the right, on written notice to the Company, to assume responsibility for the manufacture and supply of the Products, either by assuming the Company’s existing manufacturing and supply agreements or by entering into new manufacturing and supply agreements. Arthrex will also pay a certain royalty rate based upon volume of the Products sold. The exclusive nature of Arthrex rights to sell, distribute and service the Products is subject certain existing supply and distribution agreements such that Arthrex may instruct the Company to terminate or not renew any of such agreements. In addition, Arthrex’s rights to sell, distribute and service the Products is not exclusive in the non-surgical dermal and non-surgical aesthetics markets. In connection with the execution of the Arthrex Agreement, Arthrex agreed to pay the Company a nonrefundable upfront payment of $5 million. The term of the Arthrex Agreement is five years, automatically renewable for an additional three-year period unless Arthrex gives the Company a termination notice at least one year in advance of the end of the initial five-year period. The Arthrex Agreement contains other terms and provisions that are customary to the agreements of this nature. The foregoing description of the Arthrex Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Arthrex Agreement.

Immediately following the execution of the Arthrex Agreement, the Company, at the request of Arthrex, agreed to temporarily provide certain services to Arthrex during a transition period (“Transition Services”). These Transition Services primarily involve customer service, sales order fulfillment, customer billing and collections, and technical support for the Products. For these services, Arthrex will pay the Company an agreed upon fee. The Transition Services period is expected to conclude by the end of 2013.

Midcap Consent and First Amendment to Security Agreement

In connection with the Arthrex licensing engagement, on August 7, 2013, the Company entered into Consent and First Amendment to Security Agreement (the “Amendment to Credit Agreement”) with MidCap Funding III, LLC, as a lender and administrative agent for the lenders (“Agent”) amending that Credit and Security Agreement, dated as of February 13, 2013, by and among the Company and the Agent and the Lenders party thereto (the “Original Credit Agreement”). Under the terms of the Amendment to the Credit Agreement, the Agent consented, among other things, to the Company’s entering the Arthrex Agreement. In addition, the parties amended the Credit Agreement to terminate the Company’s ability to borrow an additional $3 million, reducing the loan amount from $7.5 million to $4.5 million, $4.5 million of which has been extended to the Company to date. The Company makes monthly payments under the credit facility in the amount of $150,000.

5

Finally, the Company granted to the Agent a first priority security interest in the royalty payments payable to the Company pursuant to the Arthrex Agreement. The Amendment to Credit Agreement contains other terms and provisions that are customary to the agreements of this nature. The foregoing description of the Amendment to Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amendment to Credit Agreement.

Note 4 — Fair Value Measurements

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value.

Short-term Financial Instruments

The inputs used in measuring the fair value of cash and short-term investments are considered to be Level 1 in accordance with the three-tier fair value hierarchy. The fair market values are based on period-end statements supplied by the various banks and brokers that held the majority of the Company’s funds. The fair value of other short-term financial instruments (primarily accounts receivable and accounts payable and accrued expenses) approximate their carrying values because of their short-term nature.

Other Financial Instruments

The Company has segregated its financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The Company has no non-financial assets and liabilities that are measured at fair value.

The carrying amounts of the liabilities measured at fair value are as follows:

Description	Level 1	Level 2	Level 3	Total

Liabilities at September 30, 2013:
Embedded conversion options	$—	$—	$358,339	$358,339

Total measured at fair value	$—	$—	$358,339	$358,339

Liabilities at December 31, 2012:
Embedded conversion options	$—	$—	$780,960	$780,960

Total measured at fair value	$—	$—	$780,960	$780,960

The liabilities measured at fair value in the above table are included with “derivative and other liabilities” in the accompanying consolidated balance sheets.

The following table sets forth a summary of changes in the fair value of Level 3 liabilities for the nine months ended September 30, 2013:

Description	Balance at December 31, 2012	Established in 2012	Modification of Convertible Debt Agreement	Conversion to Common Stock	Change in Fair Value	Effect of Extinguishment of Debt	Balance at September 30, 2013

Derivative liabilities:
Embedded conversion options	$780,960	$—	$250,361	$(244,477)	$(250,349)	$(178,156)	$358,339

6

Gains and losses in the fair value of derivative instruments are classified as the “change in the fair value of derivative instruments” in the accompanying consolidated statements of operations.

The fair value of the embedded conversion options is determined based on the Black-Scholes option pricing model, and includes the use of unobservable inputs such as the expected term, anticipated volatility and expected dividends. Changes in any of the assumptions related to the unobservable inputs identified above may change the fair value of the embedded conversion options. Increases in expected term, anticipated volatility and expected dividends generally result in increases in fair value, while decreases in the unobservable inputs generally result in decreases in fair value.

In July and November 2011, we issued convertible notes that contained embedded conversion options which met the criteria for derivative liabilities. The fair value of the conversion options, at September 30, 2013, approximates $465,000.

In October 2012, the Company purchased a Certificate of Deposit (“CD”) from its commercial bank in the amount of $53,000. This CD bears interest at an annual rate of 0.10% and matures on February 24, 2014. The $53,000 carrying value of the CD approximates its fair value. This CD collateralizes the Letter of Credit described in Commitment and Contingencies (see Note 18).

Note 5 — Geographic information

Product sales consist of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Revenue from U.S. product sales	$2,754,438	$1,448,451	$6,592,163	$4,461,469
Revenue from non-U.S. product sales	171,533	254,860	949,711	742,206

Total revenue from product sales	$2,925,971	$1,703,311	$7,541,874	$5,203,675

Note 6 — Accounts and Other Receivables

Accounts receivable, net consisted of the following:

	September 30,	December 31,
	2013	2012
Trade receivables	$1,058,544	$1,133,400
Other receivables	1,138,532	643,051
	2,197,076	1,776,451

Less allowance for doubtful accounts	(64,673)	(42,709)
	$2,132,403	$1,733,742

Other receivables consist primarily of the cost of raw materials needed to manufacture the Angel products that are sourced by the Company and immediately resold, at cost, to the contract manufacturer.

7

Note 7 — Inventory

The carrying amounts of inventories are as follows:

	September 30,	December 31,
	2013	2012

Raw materials	$70,886	$79,090
Finished goods	1,731,023	1,091,007

	$1,801,909	$1,170,097

As a result of the Arthrex Agreement discussed in Note 3, Angel centrifuges are now classified as “Inventory” in the consolidated balance sheets, whereas they were previously classified as “Property and equipment”.

Note 8 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	September 30,	December 31,
	2013	2012

Prepaid insurance	$58,999	$61,519
Prepaid fees and rent	94,041	186,407
Deposits and advances	588,870	$409,604
Prepaid royalties	755,207	6,250
Other Current Assets	127,107	73,665

	$1,624,224	$737,445

Prepaid royalties is a result of a payment made, to a holder of a security interest in patents, for the termination and release of the security interest. The prepayment will be amortized to cost of sales over the life of the patents which expire November 2019. Amortization expense, related to the prepayment, of approximately $71,000 was recorded to cost of sales for the nine months ended September 30, 2013.

Note 9 — Property and Equipment

Property and equipment consists of the following:

	September 30,	December 31,
	2013	2012

Medical equipment	$1,128,357	$3,033,792
Office equipment	86,001	87,163
Manufacturing equipment	307,971	303,143
Leasehold improvements	390,911	390,911
	1,913,240	3,815,009
Less accumulated depreciation	(1,018,619)	(1,374,928)
	$894,621	$2,440,081

As a result of the Arthrex Agreement discussed in Note 3, Angel centrifuges are now classified as “Inventory” in the consolidated balance sheets, whereas they were previously classified as “Property and equipment”.

For the nine months ended September 30, 2013, we recorded depreciation expense of approximately $600,300 with $285,000 reported as cost of sales, $70,100 to general and administrative expenses, and $245,200 to research, development, trials and studies. Amortization of leasehold improvements is included in accumulated depreciation.

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Note 10 — Goodwill and Identifiable Intangible Assets

Goodwill

Goodwill represents the purchase price of acquisitions in excess of the amounts assigned to acquired tangible or intangible assets and assumed liabilities. Amounts allocated to goodwill are tax deductible in all relevant jurisdictions.

As a result of the Company’s acquisition of Aldagen in February 2012, the Company recorded goodwill of approximately $422,000. Prior to the acquisition of Aldagen, the Company had goodwill of approximately $707,000 as a result of the acquisition of the Angel business in April 2010.

The Company conducts an impairment test of goodwill on an annual basis as of October 1 of each year. The Company will also conduct tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the Company below its carrying value.

During 2013, planned enrollment in the Company’s Phase 2 clinical trial for ALDH-401 began experiencing patient enrollment delays.  The delay has resulted in extended time to enroll and added costs associated with the delay.  On September 17, 2013, Cytomedix announced its decision to become a more commercially focused company and reorganize its research and development activities. The plan includes a strategic reorganization of its research and development operations that involve the ALDH-401trial and ALDH Bright Cell platform, intention to proceed with trial enrollment through the end of 2013 with an enrollment goal of 50 patients, and pursuit of strategic partnerships to continue the trial beyond 2013 (“Announcement”). This Announcement identified several indicators of a potential impairment of intangible assets acquired in the Aldagen acquisition; as such, the Company felt it necessary to perform an impairment analysis on its goodwill as of September 30, 2013.

U.S. GAAP provides for a two-step process for measuring for impairment of goodwill.  Step 1 of the impairment process is to determine if the fair value of the reporting unit exceeds its carrying value. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

The Company’s goodwill is contained in its sole operating segment and reporting unit. Based on its assessment that the fair value of the reporting unit (determined with reference to its quoted market cap) exceeded its carrying value at September 30, 2013, the Company determined that goodwill was not impaired. Accordingly, the Step Two analysis is not applicable.

 Identifiable Intangible Assets

Cytomedix’s identifiable intangible assets consist of trademarks, technology (including patents), customer relationships, and in-process research and development. These assets were a result of the Angel business and Aldagen acquisitions. The carrying value of those intangible assets, and the associated amortization, were as follows:

	September 30,	December 31,
	2013	2012

Trademarks	$2,310,000	$2,310,000
Technology	2,355,000	2,355,000
Customer relationships	708,000	708,000
In-process research and development	29,585,000	29,585,000

Total	$34,958,000	$34,958,000
Less accumulated amortization	(1,097,463)	(822,713)
	$33,860,537	$34,135,287

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Definite-lived intangible assets

The Company's intangible assets that have definite lives are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i. e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company periodically reevaluates the useful lives for these intangible assets to determine whether events and circumstances warrant a revision in their remaining useful lives.

As a result of the September 17, 2013 announcement discussed above, the Company believed an impairment assessment of the Aldagen-related Trademarks and Trademark, as of September 30, 2013, was warranted. The Company performed a quantitative assessment and identified driving factors used in the original valuation of the Trademarks and Tradename, including the projected revenue stream and discount factor that may have changed. The Company considered the impact of such changes to the   undiscounted future cash flows used to value the Trademarks and Tradename, and concluded that the changes to the driving factors that management was able to quantify did not have a significant impact to the undiscounted future cash flows. The Company realizes that, in addition to the projected revenue stream and discount factor,  other additional factors may have changed whose financial impacts are currently unknown, but may become more clear as strategic discussions proceed over the next few months. The Company expects that before the end of the year there will be additional clarity regarding the process and its impacts to the recoverability of the Trademarks and Tradename asset.

As a result, management concludes that the fair value of the Trademarks and Tradename definite-lived intangible asset is not less than its carrying value of approximately $1.7 million and therefore it is not impaired as of September 30, 2013.

For all other definite-lived intangible assets, there were no triggering events identified during the nine months ended September 30, 2013 that would suggest an impairment test may be needed.

Indefinite-lived intangible assets

The Company evaluates its indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and at least on an annual basis on October 1 of each year, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, the Company would recognize an impairment loss in the amount of that excess. The Company's sole indefinite-lived intangible asset is its in-process research and development (“IPR&D”) acquired in connection with its acquisition of Aldagen in 2012. The IPR&D asset consists of its ALDH bright cell platform.  The Company is currently conducting (i) a Phase 2 clinical trial for this technology in ischemic stroke, (ii) a Phase 1/2 clinical trial in critical limb ischemia that is being funded by the National Institutes of Health, and (iii) a Phase 1 clinical trial in grade IV malignant glioma following surgery that is funded by Duke University.

As a result of the September 17, 2013 announcement discussed above, the Company believed an impairment assessment of the IPR&D, as of September 30, 2013, was warranted.  The Company performed a quantitative assessment and identified driving factors used in the original valuation of the IPR&D, including the projected non-diagnostic revenues and expenses, clinical trial expenses, commercial revenue  stream and discount factor, that may have changed.  The changes to driving factors that management was able to quantify (including delayed revenue stream generation and increased clinical trial costs) were offset by the impacts on the model of the passage of time (i.e., the clinical trial delay approximates the passage of time). The Company realizes that, in addition to the delayed revenue stream generation and increased clinical trial costs, other additional factors may have changed whose financial impacts are currently unknown, but may become more clear as strategic discussions proceed over the next few months. The Company expects that before the end of the year there will be additional clarity regarding the process and its impacts to the recoverability of the IPR&D asset.

As a result, management concludes that the fair value of the IPR&D indefinite-lived intangible asset approximates its carrying value (is not less than its carrying value) and therefore it is not impaired as of September 30, 2013.

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Amortization expense of approximately $117,700 was recorded to cost of sales and approximately $157,000 was recorded to general and administrative expense for the nine months ended September 30, 2013. Amortization expense for the remainder of 2013 is expected to be approximately $91,600. Annual amortization expense based on our existing intangible assets and their estimated useful lives is expected to be approximately:

2014	366,500
2015	366,500
2016	366,500
2017	366,500
2018	366,500
Thereafter	2,718,600

Note 11 — Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	September 30,	December 31,
	2013	2012

Trade payables	$3,043,250	$1,434,166
Accrued compensation and benefits	1,044,808	833,141
Accrued professional fees	175,950	156,205
Accrued interest	1,875	750
Other payables	910,890	388,109
	$5,176,773	$2,812,371

Other payables include approximately $467,000 due to Arthrex for payments collected on Angel sales made by Cytomedix, on behalf of Arthrex, during the transitions services period (see Note 3 for additional details).

Note 12 — Deferred Revenue

Deferred revenue consists of prepaid licensing revenue of approximately $1,900,000, as a result of the Arthrex Agreement, and deferred sales of approximately $2,100,000 from the purchase of Angel centrifuges and disposables by Arthrex that are warehoused by the Company for fulfillment of orders during the Transition Services period. Revenue related to the purchase of Angel centrifuges and disposables during the Transition Services period  are recognized upon delivery to the point of sale. Revenue related to prepaid licensing is recognized on a straight-line basis over 5 years, the term of the Arthrex Agreement. Approximately $67,000 of revenue related to the prepaid license was recognized for the nine months ended September 30, 2013.

Note 13 — Derivative and Other Liabilities

Derivative and other liabilities consisted of the following:

	September 30,	December 31,
	2013	2012
Derivative liability, long-term portion	358,338	$780,960
Long-term portion of convertible debt, net of unamortized discount	264,483	462,815
Deferred rent	129,499	58,005
Deferred tax liability	64,670	50,000
Interest payable	39,764	33,379
Conditional grant payable	30,000	30,000
Accrued term loan fee	26,333	—
	$913,087	$1,415,159

Note 14 — Debt

4% Convertible Notes

On July 15, 2011, Cytomedix issued $1.3 million of its 4% Convertible Notes (the “July 4% Convertible Notes”) to an unaffiliated third party. The July 4% Convertible Notes mature on May 23, 2016 and bear a one-time interest charge of 4% due on maturity. The July 4% Convertible Notes (plus accrued interest) convert at the option of the unaffiliated third party, in whole or in part and from time to time, into shares of the Company’s Common stock at a conversion rate equal to (i) the lesser of $0.80 per share or (ii) 80% of the average of the three lowest closing prices of the Company’s Common stock for the previous 20 trading days prior to conversion (subject to a “floor” price of $0.25 per share). At September 30, 2013, approximately $465,000 face amount of the July 4% Convertible Notes remained and were convertible into approximately 1.5 million shares of Common stock at a conversion price of $0.31 per share.

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On November 18, 2011, Cytomedix issued $0.5 million of its 4% Convertible Notes (the “November 4% Convertible Notes”) to an unaffiliated third party. The November 4% Convertible Notes mature on May 23, 2016 and bear a one-time interest charge of 4% due on maturity. The November 4% Convertible Notes (plus accrued interest) convert at the option of the holder, in whole or in part and from time to time, into shares of the Company’s Common stock at a conversion rate equal to 80% of the average of the three lowest closing prices of the Company’s common stock for the previous 20 trading days prior to conversion (subject to a “floor” price of $0.25 per share). At September 30, 2013, no unpaid balance remained of the November 4% Convertible Notes.

The unaffiliated third party has the option to provide additional funding of up to $1.0 million on substantially the same terms; however, the Company may elect to cancel such notes, in its sole discretion, with no penalty.

The conversion option embedded in the July and November 4% Convertible Notes is accounted for as a derivative liability, and resulted in the creation at issuance of a discount to the carrying amount of the debt, totaling $1.8 million, which is being amortized as additional interest expense using the straight-line method over the term of the July and November 4% Convertible Notes (the Company determined that using the straight-line method of amortization did not yield a materially different amortization schedule than the effective interest method). The embedded conversion option is recorded at fair value and is marked to market at each period, with the resulting change in fair value being reflected as “change in fair value of derivative liabilities” in the accompanying condensed consolidated statements of operations.

On February 19, 2013, the Company and the holder of these notes, agreed, in consideration of the subordination of the rights and remedies under these notes to that of another party, to amend the notes to extend the maturity date to May 23, 2016. Also, as part of the consideration, the Company repaid approximately $0.3 million of the principal of the note. The amendments were accounted for as a partial “extinguishment” and a partial “modification” of the notes. The partial extinguishment resulted in the immediate expensing of approximately $54,000 of new fees and expenses and $54,000 of the increase in the fair value of the embedded conversion option. The partial modification resulted in the deferral of approximately $46,000 of new fees and expenses and $197,000 of the increase in the fair value of the embedded conversion option (as additional debt discount).

12% Interest Only Note

On April 28, 2011, the Company borrowed $2.1 million pursuant to a secured promissory note that matures November 19, 2016. The note accrues interest at a rate of 12% per annum, and requires interest-only payments each quarter commencing September 30, 2011, with the then outstanding principal due on the maturity date. The note may be accelerated by the lender if Cytomedix defaults in the performance of the terms of the promissory note, if the representations and warranties made by us in the note are materially incorrect, or if we undergo a bankruptcy event. The note is secured by our Angel assets.

In connection with the issuance of the secured promissory note, the Company issued the lender a warrant to purchase up to 1,000,000 shares at an exercise price of $0.50 per share vesting as follows: (a) 666,667 shares upon issuance of the note, (b) 83,333 shares if the note has not been prepaid by the first anniversary of its issuance, (c) 116,667 shares if the note has not been prepaid by the second anniversary of its issuance, and (d) 133,333 shares if the note has not been prepaid by the third anniversary of its issuance.

Of the $2,100,000 due under the note, our payment obligations with respect to $1,400,000 under the note were guaranteed by certain insiders, affiliates, and shareholders of the Company, including Mr. David Jorden, one of the Company’s directors. In connection with this guarantee, the Company issued the guarantors warrants to purchase an aggregate of up to 1,500,000 shares, on a pro rata basis based on the amount of the guarantee, at an exercise price of $0.50 per share vesting as follows: (a) 833,333 shares upon issuance of the note, (b) 166,667 shares if the note has not been prepaid by the first anniversary of its issuance, (c) 233,333 shares if the note has not been prepaid by the second anniversary of its issuance, and (d) 266,667 shares if the note has not been prepaid by the third anniversary of its issuance.

The warrants issued to the lender and the guarantors were valued at approximately $546,000, were recorded as deferred debt issuance costs, and are being amortized to interest expense on a straight-line basis over the guarantee period. The Company determined that the straight-line method of amortization did not yield a materially different amortization schedule from the effective interest method.

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On February 19, 2013, The Company and the holder of the note, in consideration for subordination of its security interest under the note to that of another party, agreed to amend the note. In the amendment, the Company agreed to extend the maturity date of the note to November 19, 2016. In addition, the parties agreed to amend the vesting schedule on the warrants issued by the Company in April 2011 such that the remaining 250,000 warrant shares are exercisable immediately and to issue the holder a new warrant to purchase up to 266,666 shares at an exercise price of $0.70 per share vesting as follows: (i) 133,333 shares may be exercised only if the note has not been paid by the fourth anniversary of its issuance, and (ii) the remaining 133,333 shares may be exercised only if the note has not been paid by the fifth anniversary of its issuance.

The Company also: (i) amended the warrant vesting schedule on the guarantors’ warrants issued by the Company in April 2011 such that the remaining 500,000 warrant shares are exercisable immediately and (ii) granted new warrants to the guarantors to acquire up to 533,334 shares of the Company’s common stock pursuant to warrants at the exercise price of $0.70 per share, vesting as follows: (i) 266,667 warrant shares may be exercised only if the JP Trust Note has not been prepaid by the fourth anniversary of its issuance, and (ii) the remaining 266,667 shares may be exercised only if the note has not been paid by the fifth anniversary of its issuance.

The amendment was accounted for as a “modification.” Accordingly, the warrants issued to the lender as a result of the amendment (valued at approximately $152,000) were recorded as deferred debt issuance costs, and are being amortized to interest expense on a straight-line basis over the guarantee period. The Company determined that the straight-line method of amortization did not yield a materially different amortization schedule from the effective interest method. The warrants issued to the guarantors as a result of the amendment were valued at approximately $304,000 and were recorded as interest expense in the first quarter of 2013.

Term Loan

On February 19, 2013, the Company entered into a Credit and Security Agreement (the “Credit Agreement”) with an unaffiliated third party that provides for an aggregate term loan commitments of $7.5 million. The Company received the first tranche of $4.5 million on February 27, 2013.

The term loan will mature on August 19, 2016, and will be repaid on a straight-line amortization basis, with the first twelve months being an interest only period and commencing on the thirteenth month. The principal on both the first tranche and, if applicable, on the second tranche, will be amortized in equal monthly amounts through the maturity date.

In connection with the foregoing loan facility, the Company issued the lender a seven-year warrant to purchase 1,079,137 shares of the Company’s common stock at the warrant exercise price of $0.70 per share. The exercise price and the number of shares issuable upon exercise of the warrant is subject to standard anti-dilution adjustments and contains a cashless exercise provision.

Interest on the outstanding balance of the term loan is payable monthly in arrears at an annual rate of the one-month London Interbank Offered Rate (LIBOR), plus 8.0%, subject to a LIBOR floor of 3%, and is calculated on the basis of the actual number of days elapsed in a 360 day year. In the event the term loan is prepaid by the Company prior to the end of its term, the Company will be required to pay to the lender a fee equal to an amount determined by multiplying the outstanding amount on the loan by 5% in the first year, 3% in the second year and 1% after that.

Amounts borrowed under the Credit Agreement are secured by a first priority security interest on all existing and after-acquired assets of the Company, including the intellectual property of the Company and its subsidiaries.

The Credit Agreement contains events of default and remedies customary for loan transactions of this sort including, among others, those related to a default in the payment of principal or interest, a material inaccuracy of a representation or warranty, a default with regard to performance of certain covenants, a material adverse change (as defined in the Credit Agreement) occurs, and certain change of control events. In addition, the failure to consummate the Capital Raise Event constitutes an event of default under the Credit Agreement. The Company would also be in default under the Credit Agreement in the event of certain withdrawals, recalls, adverse test results or enforcement actions with respect to the Company’s products. Upon the occurrence of a default, in some cases following a notice and cure period, lender may accelerate the maturity of the loans and require the full and immediate repayment of all borrowings under the Credit Agreement. The Credit Agreement also contains financial and customary negative covenants, including with respect to the Company’s ability to sell, lease, transfer, assign, grant a security interest in or otherwise dispose of its assets except in the ordinary course of business, or incur additional indebtedness.

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The warrants issued to the lender were valued at approximately $568,000, were recorded as a debt discount, and are being amortized to interest expense over the term of the loan. The Company determined that the straight-line method of amortization did not yield a materially different amortization schedule from the effective interest method. The warrants are classified in equity.

On August 7, 2013, the Company and MidCap amended the terms of the Credit Agreement. Under the terms of the amendment to the Credit Agreement, the Agent consented, among other things, to the Company’s entering the Arthrex Agreement. In addition, the parties amended the Credit Agreement to terminate the Company’s ability to borrow an additional $3 million, reducing the loan amount from $7.5 million to $4.5 million, $4.5 of which has been extended to the Company to date. The Company and MidCap also agreed to a revised monthly payment amortization schedule such that in the event that the Company raises cash proceeds of at least $500,000 before September 1, 2013 in a public or private offering of its equity securities, then, commencing on September 1, 2013, and continuing thereafter, the Company has agreed to make monthly payments under the credit facility in the amount of $125,000, provided, however, if no such subsequent equity event takes place by September 1, 2013, the monthly payments under the credit facility will be in the amount of $150,000. No such subsequent equity event took place by September 1, 2013, and the Company is required to make monthly payments under the credit facility in the amount of $150,000.

Finally, the Company granted to the Agent a first priority security interest in the royalty payments payable to the Company pursuant to the Arthrex Agreement. The Amendment to Credit Agreement contains other terms and provisions that are customary to the agreements of this nature. The foregoing description of the Amendment to Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amendment to Credit Agreement.

Note 15 — Income Taxes

The Company accounts for income taxes using the asset and liability approach. This approach requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities. For interim periods, the Company recognizes a provision (benefit) for income taxes based on an estimated annual effective tax rate expected for the entire year. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. The Company’s policy is to recognize interest and penalties on uncertain tax positions as a component of income tax expense.

Note 16 — Capital Stock Activity

The Company issued 11,382,093 shares of Common stock during the nine months ended September 30, 2013. The following table lists the sources of and the proceeds from those issuances:

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Source	# of Shares	Total Proceeds

Sale of shares pursuant to registered direct offering	9,090,911	$5,000,001
Sale of shares pursuant to October 2010 equity purchase agreement	450,000	$303,000
Sale of shares pursuant to February 2013 equity purchase agreement	150,000	$58,500
Issuance of shares in lieu of cash for fees incurred pursuant to February 2013 equity purchase agreement	376,463	$—
Issuance of shares for conversion of 4% Convertible Notes	1,000,219	$—
Issuance of shares for release of security interest in patents	250,000	$—
Issuance of shares to Class 4A Equity shareholder pursuant to June 2002 Reorganization Plan	27,000	$—
Issuance of shares in lieu of cash for consultants	37,500	$—

Totals	11,382,093	$5,361,501

The following table summarizes the stock options granted by the Company during the three and nine months ended September 30, 2013. These options were granted to employees, board members and a consultant under the Company’s Long-Term Incentive Plan.

Three Months Ended		Nine Months Ended
September 30, 2013		September 30, 2013
Options Granted	Exercise Price	Options Granted	Exercise Price

12,500	$0.46	1,028,000	$0.45 - $0.53

During the nine months ended September 30, 2013, 229,060 stock options were forfeited by contract due to the termination of the underlying service arrangement.

No dividends were declared or paid on the Company’s Common stock in any of the periods discussed in this report.

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The Company had the following outstanding warrants and options:

	# Outstanding
Equity Instrument	September 30, 2013	December 31, 2012

Fitch/Coleman Warrants(1)	975,000	975,000
August 2009 Warrants(2)	1,070,916	1,070,916
April 2010 Warrants(3)	1,295,138	1,295,138
October 2010 Warrants(4)	1,488,839	1,488,839
Guarantor 2011 Warrants(5)	916,665	916,665
February 2012 Inducement Warrants(6)	1,180,547	1,180,547
February 2012 Aldagen Warrants(7)	2,115,596	2,115,596
February 2013 MidCap Warrants(8)	1,079,137	—
February 2013 Subordination Warrants(9)	800,000	—
February 2013 Worden Warrants(10)	250,000	—
February 2013 RDO Warrants(11)	6,363,638	—
February 2013 PA Warrants(12)	136,364	—
Other warrants(13)	200,000	200,000
Options issued under the Long-Term Incentive Plan(14)	8,665,893	7,866,953

(1)	These warrants were issued in connection with the August 2, 2007 Term Sheet Agreement and Shareholders’ Agreement with the Company’s then outside patent counsel, Fitch Even Tabin & Flannery and The Coleman Law Firm, and have a 7.5 year term. The strike prices on the warrants are: 325,000 at $1.25 (Group A); 325,000 at $1.50 (Group B); and 325,000 at $1.75 (Group C). The Company may call up to 100% of these warrants, provided that the closing stock price is at or above the following call prices for ten consecutive trading days: Group A — $4/share; Group B — $5/share; Group C — $6/share. If the Company exercises its right to call, it shall provide at least 45 days notice for one-half of the warrants subject to the call and at least 90 days notice for the remainder of the warrants subject to the call.

(2)	These warrants were issued in connection with the August 2009 financing, are voluntarily exercisable at $0.51 per share and expire in February 2014. These amounts reflect adjustments for an additional 420,896 warrants due to anti-dilutive provisions. These warrants were previously accounted for as a derivative liability through January 28, 2011. At that time, they were modified to remove non-standard anti-dilution clauses and the associated derivative liability and related deferred financing costs were reclassified to APIC.

(3)	These warrants were issued in connection with the April 2010 Series D preferred stock offering, are voluntarily exercisable at $0.54 per share and expire on April 9, 2015.

(4)	These warrants were issued in connection with the October 2010 financing. They have an exercise price of $0.60 and expire on April 7, 2016. These warrants were previously accounted for as a derivative liability through January 28, 2011. At that time, they were modified to remove non-standard anti-dilution clauses and the associated derivative liability and related deferred financing costs were reclassified to APIC.

(5)	These warrants were issued pursuant to the Guaranty Agreements executed in connection with the Promissory Note issued in April 2011. These warrants have an exercise price of $0.50 per share and expire on April 28, 2016.

(6)	These warrants were issued in connection with the February 2012 warrant exercise agreements executed with certain existing Cytomedix warrant holders. These warrants have an exercise price of $1.42 per share and expire on December 31, 2014.

(7)	These warrants were issued in February 2012 in connection with the warrant exchange agreements between Cytomedix and various warrant holders of Aldagen. These warrants have an exercise price of $1.42 per share and expire on December 31, 2014.

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(8)	These warrants were issued in connection with the February 2013 financing. They are voluntarily exercisable, have an exercise price of $0.70 per share and expire on February 19, 2020.

(9)	These warrants were issued in connection with the February 2013 financing, have an exercise price of $0.70 per share, and expire on February 19, 2018. They are only exercisable if the JPNT Note remains outstanding on or after 04-28-2015 (50% of total) and 04-15-2016 (remainder).

(10)	These warrants were issued in connection with the February 2013 financing. They are voluntarily exercisable, have an exercise price of $0.70 per share, and expire on February 19, 2020.

(11)	These warrants were issued in connection with the February 2013 registered direct offering. They are voluntarily exercisable, have an exercise price of $0.75 per share, and expire on February 22, 2018.

(12)	These warrants were issued to the placement agent in connection with the February 2013 registered direct offering. They are exercisable on or after August 21, 2013, have an exercise price of $0.66 per share, and expire on February 22, 2018.

(13)	These warrants were issued to a consultant in exchange for services provided. They are voluntarily exercisable, have an exercise price of $1.50 per share, and expire on February 24, 2014. There is no call provision associated with these warrants.

(14)	These options were issued under the Company’s shareholder approved Long-Term Incentive Plan.

Lincoln Park Transaction

On February 18, 2013, Cytomedix entered into a purchase agreement (the “Purchase Agreement”), together with a registration rights agreement (the “Registration Rights Agreement”), with Lincoln Park Capital Fund, LLC (“Lincoln Park”). Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $15 million in shares of the Company’s common stock (“Common Stock”), subject to certain limitations, from time to time, over the 30-month period commencing on the date that a registration statement, which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed. The Company may direct Lincoln Park every other business day, at its sole discretion and subject to certain conditions, to purchase up to 150,000 shares of Common Stock in regular purchases, increasing to amounts of up to 200,000 shares depending upon the closing sale price of the Common Stock. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a regular purchase the closing sale price of the Common Stock is not below $1.00 per share. The purchase price of shares of Common Stock related to the future funding will be based on the prevailing market prices of such shares at the time of sales (or over a period of up to 12 business days leading up to such time), but in no event will shares be sold to Lincoln Park on a day the Common Stock closing price is less than the floor price of $0.45 per share, subject to adjustment. The Company’s sales of shares of Common Stock to Lincoln Park under the Purchase Agreement are limited to no more than the number of shares that would result in the beneficial ownership by Lincoln Park and its affiliates, at any single point in time, of more than 9.99% of the then outstanding shares of the Common Stock.

In connection with the Purchase Agreement, the Company issued to Lincoln Park 375,000 shares of Common Stock and is required to issue up to 375,000 additional shares of Common Stock pro rata as the Company requires Lincoln Park to purchase the Company’s shares under the Purchase Agreement over the term of the agreement. Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and the Company sold the securities in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty. Actual sales of shares of Common Stock to Lincoln Park under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Common Stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations. There are no trading volume requirements or restrictions under the Purchase Agreement. Lincoln Park has no right to require any sales by the Company, but is obligated to make purchases from the Company as it directs in accordance with the Purchase Agreement. Lincoln Park has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of our shares.

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Common Stock and Warrant Registered Offering

On February 19, 2013, the Company entered into securities purchase agreements with certain institutional accredited investors, including certain current shareholders of the Company, to raise gross proceeds of $5,000,000, before placement agent’s fees and other offering expenses, in a registered offering. The Company will issue to the investors units of the Company’s securities consisting, in the aggregate, of 9,090,911 shares of the Company’s common stock and five-year warrants to purchase 6,363,638 shares of common stock. The purchase price paid by investors was $0.55 for each unit. Each warrant is immediately exercisable at $0.75 per share on or after February 22, 2013 and is subject to transfer restrictions, including among others, compliance with the state securities laws. The closing of the offering took place on February 22, 2013. Proceeds from the transaction will be used for general corporate and working capital purposes. The warrants are classified in equity.

Pursuant to the terms of the Placement Agent Agreement, the Company has agreed to pay an aggregate cash fee in the amount of $350,000 (the “Placement Fee”). The Company has also agreed to reimburse up to $52,000 for expenses incurred by the placement agent in connection with the offering. In addition, the Company granted to the placement agent warrants to purchase 136,364 shares of our common stock. The warrants will have the same terms as the investor warrants in this offering, except that the exercise price will be 120% of the exercise price of the investor warrants and may also be exercised on a cashless basis.

The offering was made pursuant to a shelf registration statement on Form S-3 (SEC File No. 333-183704, the base prospectus originally filed with the SEC on August 31, 2012, as subsequently amended and as supplemented by a prospectus supplement filed with the Securities and Exchange Commission on February 20, 2013).

The securities purchase agreements contain representations, covenants and other provisions customary for the agreements of this nature. In addition, such agreements provide for certain “piggy-back” registrations rights with respect to the Company’s securities (including shares to be issued upon warrant exercises) purchased in the offering by investors that are affiliates of the Company, such that the Company agreed, to the extent such affiliate investors are not able to resell such securities without restriction, to include such securities in its future registration statements, subject to applicable limitations. Also, to the extent that such securities have been not registered at the time the Company is required to file a registration statement in connection with the final milestone event relating to the February 2012 Aldagen acquisition, the affiliate investors will have the right to include such securities in such registration statement.

In connection with this offering, the Company and the Maryland Venture Fund (Maryland Department of Business and Economic Development), an investor in the above referenced offering (“MVF”), in compliance with MVF’s investment policies, agreed to execute a certain Stock Repurchase Agreement which requires the Company to repurchase the MVF’s investment, at MVF’s option, upon certain events outside of the Company’s control; provided, however, that in the event that, at the time of either such event the Company’s securities are listed on a national securities exchange, the foregoing repurchase will not be triggered. The common shares issued to MVF are classified as “contingently redeemable common shares” in the accompanying condensed consolidated balance sheet. The value of the warrants and offering expenses allocable to the contingently redeemable common shares was not material.

Release of the Worden Security Interest in the Licensed Patents

On February 19, 2013, the Company and Charles E. Worden Sr., an individual holder of security interest in patents pursuant to the Substitute Royalty Agreement, dated November 4, 2001 (the “SRA”), executed an Amendment to the SRA (the “SRA Amendment”) for the purposes of terminating and releasing the security interest and the reversionary interest under the terms of the SRA in exchange for the following consideration: (i) a one-time cash payment of $500,000 (to replace all future minimum monthly royalty payments), (ii) issuance of 250,000 shares of the Company’s common stock (the “Worden Shares”), and (iii) grant of the right to acquire up to 250,000 shares of the Company’s common stock pursuant to a seven-year warrant with the exercise price of $0.70 per share (the “Worden Warrant”). In addition, under the terms of the Amendment, Mr. Worden’s future annual royalty stream limitation was increased from $600,000 to $625,000. The exercise price and the number of shares issuable upon exercise of the Worden Warrant is subject to standard anti-dilution provisions. The Worden Warrants contain provisions that are customary for the instruments of this nature, including, among others, a cashless exercise provision. The warrants are classified as equity.

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Mr. Worden is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act), and the Company therefore sold the Worden Shares and the Worden Warrant in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

JP Nevada Trust Note Amendment

On February 19, 2013, the Company and its wholly-owned subsidiary, Cytomedix Acquisition Company, LLC, the holder of the April 28, 2011 $2.1 million secured promissory note (the “JP Trust Note”), JP’s Nevada Trust (the “Lender”), agreed, in consideration for subordination of its security interest under the JP Trust Note to that of MidCap pursuant to the terms of the Subordination Agreement, to amend the JP Trust Note to (i) extend the maturity date of such note to November 19, 2016 and (ii) expand the Lender’s second lien security interest under the Note to include the assets of the Company and Aldagen, Inc., the Company’s wholly-owned subsidiary, in addition to the previously secured assets of Cytomedix Acquisition Company, LLC. The parties also agreed to amend the vesting schedule on the Lender’s warrants issued by the Company in April 2011 such that the remaining 250,000 warrant shares are exercisable immediately. Finally, the Company agreed to issue the Lender a new warrant to purchase up to 266,666 shares at an exercise price of $0.70 per share vesting as follows: (i) 133,333 shares may be exercised only if the JP Trust Note has not been paid by the fourth anniversary of its issuance, and (ii) the remaining 133,333 shares may be exercised only if the JP Trust Note has not been paid by the fifth anniversary of its issuance.

As disclosed in the Company’s Current Report on Form 8-K relating to the original issuance of the JP Trust Note, the Company’s payment obligations with respect to $1.4 million under the JP Trust Note were guaranteed by certain insiders, affiliates, and shareholders of the Company, including David E. Jorden, Chairman of the Board of the Company (the “Guarantors”). In light of the foregoing changes to the Lender’s warrant vesting schedule and issuance of new warrants the Lender, as described above, the disinterested members of the Board also: (i) reviewed and approved amendments to the warrant vesting schedule on the Guarantors’ warrants (including those held by Mr. Jorden) issued by the Company in April 2011 such that the remaining 500,000 warrant shares are exercisable immediately and (ii) granted the right to the Guarantors to acquire up to 533,334 shares of the Company’s common stock pursuant to warrants at the exercise price of $0.70 per share, vesting as follows: (i) 266,667 warrant shares may be exercised only if the JP Trust Note has not been prepaid by the fourth anniversary of its issuance, and (ii) the remaining 266,667 shares may be exercised only if the JP Trust Note has not been paid by the fifth anniversary of its issuance (including 107,143 of the previously issued warrants held by Mr. Jorden, which will now vest immediately, and (i) 57,143 of his warrant shares may be exercised only if the JP Trust Note has not been paid by the fourth anniversary of its issuance, and (ii) the remaining 57,143 shares may be exercised only if the JP Trust Note has not been paid by the fifth anniversary of its issuance).

The warrant was sold in a transaction exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) thereof. The Lender and each of the Guarantors are “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act), and the Company sold the securities in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

JMJ Financial Note Amendment and Subordination

On February 19, 2013, the Company and JMJ Financial (“JMJ”), the holder of certain convertible promissory notes issued by the Company (together, the “JMJ Notes”), agreed, in consideration of the subordination of JMJ’s rights and remedies under the JMJ Note to that of MidCap pursuant to the terms of the certain Subordination Agreement (the “JMJ Subordination Agreement”), to amend the JMJ Notes to extend the maturity date of the JMJ Notes to the later of (i) three years from the effective date of such notes or (ii) the date that is one business day following the date the MidCap loan is paid in full. In addition, JMJ converted $100,000 of the outstanding balance on one of the JMJ Notes into shares of the Company’s common stock and the Company remitted a payment in the amount of $370,000 to partially satisfy one of the JMJ Notes.

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Note 17 — Supplemental Cash Flow Disclosures —  Non-Cash Investing and Financing Transactions

Non-cash investing and financing  transactions for the nine months ended September 30, 2013 include:

2013

Conversion of convertible debt to common stock	$260,420
Common Stock issued for committed equity financing facility	204,015
Warrants issued for loan modification	151,758
Warrants issued for term loan	568,324
Common stock and warrants issued for release of security interest in patents	325,693
Common stock issued for professional services	17,850
Common stock issued for settlement of contingency	39,150

Note 18 — Commitments and Contingencies

Under the Company’s plan of reorganization upon emergence from bankruptcy in July 2002, the Series A Preferred stock and the dividends accrued thereon that existed prior to emergence from bankruptcy were to be exchanged into one share of new Common stock for every five shares of Series A Preferred stock held as of the date of emergence from bankruptcy. This exchange was contingent on the Company’s attaining aggregate gross revenues for four consecutive quarters of at least $10,000,000 and if met would result in the issuance of 325,000 shares of the Company’s Common stock. The Company reached such aggregate revenue levels as of the end of the quarter ended June 30, 2012 and, as a result, expensed approximately $471,000 related to the resolution of the contingency. The expense amount, classified as other expenses in the accompanying condensed consolidated statement of operations, represents the fair value of 325,000 shares of the Company’s Common stock to be issued to former Series A Preferred Stock holders. The Common stock issuable is classified as equity.

Aldagen’s former investors have the right to receive up to 20,309,723 shares of the Company’s common stock, contingent upon the achievement of certain milestones related to the current ALD-401 Phase 2 clinical trial. In February 2013, the Company and former Aldagen shareholders modified the terms of the contingent consideration. As a result of the amendment, approximately $1,006,000 was recognized as operating expense with the offset to equity.

In conjunction with its FDA clearance, the Company agreed to conduct a post-market surveillance study to further analyze the safety profile of bovine thrombin as used in the AutoloGel TM System. This study was estimated to cost between $500,000 and $700,000 over a period of several years, which began in the third quarter of 2008. As of September 30, 2013, approximately $368,000 had been incurred. Since the inception of this study, the Company has enrolled 120 patients, noting no adverse events. Based on the additional positive safety data, the Company has suspended further enrollment in this study pending further discussion with the FDA.

In July 2009, in satisfaction of a new Maryland law pertaining to Wholesale Distributor Permits, the Company established a Letter of Credit, in the amount of $50,000, naming the Maryland Board of Pharmacy as the beneficiary. This Letter of Credit serves as security for the performance by the Company of its obligations under applicable Maryland law regarding this permit and is collateralized by a Certificate of Deposit (“CD”) purchased from the Company’s commercial bank. The CD bears interest at an annual rate of 0.10% and matures on February 24, 2014.

In connection with this offering, the Company and the MVF, in compliance with MVF’s investment policies, agreed to execute a certain Stock Repurchase Agreement which requires the Company to repurchase the MVF’s investment, at MVF’s option, upon certain events outside of the Company’s control; provided, however, that in the event that, at the time of either such event the Company’s securities are listed on a national securities exchange, the foregoing repurchase will not be triggered. The common shares issued to MVF are classified as “contingently redeemable common shares” in the accompanying condensed consolidated balance sheet. The value of the warrants and offering expenses allocable to the contingently redeemable common shares was not material. Upon the termination of the stock repurchase agreement or the sale of the stock by MVF, the temporary equity will be re-classed to permanent equity.

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The Company’s primary office and warehouse facilities are located in Gaithersburg, Maryland, and comprise approximately 7,200 square feet. This facility falls under two leases with monthly rent, including our share of certain annual operating costs and taxes, at approximately $6,000 and $4,000 per month with the leases expiring December 2013 and August 2017, respectively. The Company also leases a 16,300 square foot facility located in Durham, North Carolina. This facility falls under one lease with monthly rent, including our share of certain annual operating costs and taxes, at approximately $20,000 per month with the lease expiring December 31, 2018.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 10-Q contains forward-looking statements regarding Cytomedix, Inc. (“Cytomedix,” the “Company,” “we,” “us,” or “our”) and our business, financial condition, results of operations and prospects. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements. Although forward-looking statements in this Quarterly Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. When used in this document and other documents, releases and reports released by us, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “the facts suggest” and words of similar import, are intended to identify any forward-looking statements. You should not place undue reliance on these forward-looking statements. These statements reflect our current view of future events and are subject to certain risks and uncertainties as noted below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results could differ materially from those anticipated in these forward-looking statements. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will materialize.

Many factors could cause actual results to differ materially from our forward looking statements. Other unknown, unidentified or unpredictable factors could materially and adversely impact our future results. You should read the following discussion and analysis in conjunction with our unaudited financial statements contained in this report, as well as the audited financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and as updated in our subsequent SEC filings. The Company undertakes no obligation to update the forward-looking statements contained in this report to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may occur as part of its ongoing periodic reports filed with the SEC. Given these uncertainties, the reader is cautioned not to place undue reliance on such statements.

Description of the Business

Corporate Overview

Cytomedix is a regenerative therapies company marketing and developing products within the U.S. and internationally. We commercialize innovative cell-based technologies that harness the regenerative capacity of the human body to trigger natural healing. The use of autologous (from self) biological therapies for tissue repair and regeneration is part of a transformative clinical strategy designed to improve long term recovery in complex chronic conditions with significant unmet medical needs.

Our current commercial offerings consist of point of care technologies for the safe and efficient separation of autologous blood and bone marrow to produce platelet based therapies or cell concentrates. Today, we have two distinct platelet rich plasma (“PRP”) devices, the AutoloGel System for wound care and the Angel concentrated Platelet Rich Plasma (“cPRP”) System for orthopedics markets. Our sales are predominantly (approximately 87%) in the United States, where we sell our products through direct sales representatives. Growth drivers in the U.S. include Medicare coverage for the treatment of chronic wounds under a National Coverage Determination when registry data is collected under Coverage with Evidence Development (“CED”), and a worldwide distribution and licensing agreement that allows our partner to promote the Angel System for all uses other than wound care.

Our principal offices are located at 209 Perry Parkway, Suite 7, Gaithersburg, MD 20877 and our telephone number is (240) 499-2680. Our website address is http://www.cytomedix.com. Information contained on our website is not deemed part of this report.

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The AutoloGel TM System

The AutoloGel System is a point of care device for the production of a platelet based bioactive wound treatment derived from a small sample of the patient’s own blood. AutoloGel is cleared by the FDA for use on exuding wounds and is currently marketed in the $3.4 billion U.S. chronic wound market. The most significant growth driver for AutoloGel is the 2012 National Coverage Determination from the Centers for Medicare and Medicaid Services (“CMS”) and thereby reversing a twenty year old non-coverage decision for autologous blood products used in wound care. Using the patient’s own platelets as a therapeutic agent, AutoloGel harnesses the body’s natural healing processes to deliver growth factors, chemokines and cytokines known to promote angiogenesis and to regulate cell growth and the formation of new tissue. Once applied to the prepared wound bed, the biologically active platelet gel can restore the balance in the wound environment to transform a non-healing wound to a wound that heals naturally. There have been nine peer-reviewed scientific and clinical publications demonstrating the effectiveness of AutoloGel in the management of chronic wounds since the device and gel was cleared by the FDA in 2007.

Medicare reimbursement involves three steps; coverage, assignment of eligible reimbursement codes and in many cases an associated fee schedule to stipulate the amount of reimbursement.

On October 4, 2011, based on a significant volume of supportive evidence of AutoloGel, CMS accepted a formal request by Cytomedix to reopen and revise Section 270.3 of the "Medicare NCD Manual", which addresses Autologous Blood-Derived Products for Chronic Non- Healing Wounds. Subsequently, a National Coverage Determination for autologous PRP with data collection as a condition of coverage was issued by CMS in August 2012. Since 1992, the CMS had maintained a national non-coverage determination for autologous blood derived products. This severely restricted the commercial opportunities for growing AutoloGel sales. On March 1, 2013, CMS approved four data collection protocols submitted by the Company.

On June 10, 2013, CMS established HCPCS Code G0460 (Autologous PRP for ulcers)1 for payment effective July 1, 20132 for the treatment of chronic non-healing diabetic, venous and/or pressure wounds only in the context of an approved clinical trial. This determination permits data collection with reimbursement. In the July 2013 quarterly update of Ambulatory Payment Classification (APC) assignments, CMS mapped G0460 to APC 0013, Level II Debridement and Destruction, with a payment rate of $71.54 per treatment. On September 6, 2013, Cytomedix communicated to CMS that this payment level was unsustainable for HOPDs because no PRP product can be produced for this amount or less. Following the Company’s submission of its comments on the proposed CMS rules and conclusion of the public comment period, Cytomedix is currently awaiting approval of the recommendation for CMS to permanently reassign HCPCS Code G0460 from APC 0013 to APC 0135. CMS is expected to announce final regulations on or about the last week of November 2013 and the coding and reimbursement regulations will take effect on January 1, 2014. This reassignment aligns G0460 to other procedures that have clinical and resource homogeneity, and will provide appropriate reimbursement to hospitals so that Medicare patients can participate in the AutoloGel CED studies and receive this treatment for complex, chronic, non-healing wounds.

We continue to make progress on a next generation AutoloGel PRP Preparation device, enhancing the separation of blood components to provide the added convenience and effectiveness that treating clinicians are looking for at the point of care. Importantly, the new device allows for the whole blood collection and the separation of the platelet rich plasma to be accomplished with a single specially designed closed syringe system that maintains an aseptic environment. This streamlines the process and improves safety and ease-of-use. The sterilization studies are complete and we expect to file a 510(k) application with the FDA upon the completion of platelet characterization and validation studies.

The Company is currently pursuing potential partnerships and commercial agreements for the product with interested parties.

Angel Product Line

The Angel cPRP System, acquired from Sorin USA, Inc. (“Sorin”) in April 2010, is designed for single patient use at the point of care, and provides a simple yet flexible means for producing quality PRP and platelet poor plasma (“PPP”) from whole blood or bone marrow. The Angel cPRP System is a multi-functional cell separation device which produces concentrated platelet rich plasma for use in the operating room and clinic and is used in a range of orthopedic and cardiovascular indications. Similar to the AutoloGel System, the Angel System is a point of care device for the production of a concentrated, aseptic platelet-based bioactive therapy derived from a small sample of the patient’s own blood. The resulting cPRP is applied at the site of injury to promote healing. Market growth and adoption of the technology is driven by a rapidly expanding base of scientific and clinical literature supporting its use and reports in the popular press of athletes benefitting from treatment. PRP is one of the fastest growing segments in the $1.7 billion U.S. orthobiologics market. An additional indication from the FDA for processing bone marrow and additional sales resources is expected to contribute to the sales growth of Angel. The addition of an indication to process bone marrow, based on a 510(k) clearance from FDA achieved in 2012, should provide a safe alternative to bone morphogenic protein (“BMP”) solutions used in orthopedic surgery.

1 Autologous platelet rich plasma for chronic wounds/ulcers, including phlebotomy, centrifugation, and all other preparatory procedures, administration and dressings, per treatment

2 Accessed at http://www.cms.gov/Regulations-and-Guidance/Guidance/Transmittals/downloads/R2720CP.pdf, as of July 29, 2013.

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We have grown worldwide sales of Angel steadily since acquiring the product line in April 2010.

In November 2012, we obtained a second 510(k) clearance for our Angel cPRP System for processing a mixture of blood and bone marrow aspirate. The 510(k) clearance for bone marrow aspirate processing increases our ability to support and advance markets within personalized regenerative medicine. Samples of bone marrow aspirate are routinely collected using a needle to obtain a small amount of the soft sponge like fluid found inside of bones. Aspirated bone marrow is frequently used with bone grafting procedures to treat conditions associated with bone loss and delayed union and nonunion fractures. In the U.S., approximately 400,000 spinal fusion procedures are performed each year and the application of bone marrow or bone marrow concentrates has been the historical gold standard. Concentrated PRP produced from blood and bone marrow may be used in up to 90% of spinal fusion procedures. The biologics market associated with spinal fusion procedures is approximately $700 million annually.

The Angel product line also includes ancillary products such as phlebotomy and applicator supplies, and activAT®. ActivAT is designed to produce autologous thrombin serum from platelet poor plasma and is sold exclusively in Europe and Canada, where it provides a safe alternative to bovine-derived products.

On August 7, 2013, the Company entered into a Distributor and License Agreement (the “Arthrex Agreement”) with Arthrex, Inc., a privately held Florida based company (“Arthrex”). Under the terms of the Arthrex Agreement, Arthrex will obtain the exclusive rights to sell, distribute, and service the Company’s Angel Concentrated Platelet System and ActivAt (“Products”), throughout the world, for all uses other than chronic wound care. The Company granted Arthrex a limited license to use the Company’s intellectual property as part of enabling Arthrex to sell the Products. Arthrex will purchase Products from the Company to distribute and service at certain purchase prices, which may be changed after an initial period. Arthrex will also pay the Company a certain royalty rate based upon volume of the Products sold. The exclusive nature of Arthrex’s rights to sell, distribute and service the Products is subject certain existing supply and distribution agreements such that Arthrex may instruct the Company to terminate or not renew any of such agreements. In addition, Arthrex’s rights to sell, distribute and service the Products is not exclusive in the non-surgical dermal and non-surgical aesthetics markets.  The Company believes that partnering this product with an organization with greater commercial resources will translate into faster sales growth and a valuable long-term royalty stream.

ALDH br Cell Technology

The ALDHbr (“Bright Cell”) technology is a novel approach to cell-based regenerative medicine with potential clinical indications in large markets with significant unmet medical needs such as peripheral arterial disease and ischemic stroke. The Bright Cell technology is unique in that it utilizes an intracellular enzyme marker to facilitate fractionation of essential regenerative cells from a patient’s bone marrow. This core technology was originally licensed by Aldagen from Duke University and Johns Hopkins University. The proprietary bone marrow fractionation process identifies and isolates active stem and progenitor cells expressing high levels of the enzyme aldehyde dehydrogenase, or ALDH, which is a key enzyme involved in the regulation of gene activities associated with cell proliferation and differentiation. These autologous, selected biologically instructive cells have the potential to promote the repair and regeneration of multiple types of cells and tissues, including the growth of new blood vessels, or angiogenesis, which is critical to the generation of healthy tissue. We acquired the Bright Cell technology with the acquisition of Aldagen in February 2012.

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On September 17, 2013, the Company announced its decision to begin a strategic reorganization of its research and development operations that involve the RECOVER-Stroke trial and ALDH Bright Cell platform.  As part of this initiative, the Company’s ongoing financial support of the current RECOVER-Stroke trial and the underlying ALDH Bright Cell technology will be substantially concluded as of year-end 2013. The Company is exploring a range of strategic options for continuing its clinical programs beyond 2013, which options may include, among others, technology transfer, spinout, licensing or other similar transactions involving the underlying technology. The Company’s present intention is to proceed with enrollment in the trial through 2013 year end with an enrollment goal of 50 patients. As of October 2013, enrollment is currently at 44 patients. Depending on the success of the Company’s efforts to pursue strategic options for continuing its clinical programs, the Company may determine to conclude the study beyond December 31 and unblind the study data upon the availability of the primary efficacy endpoint from all subjects.

Results of Operations

Certain numbers in this section have been rounded for ease of analysis.

Product sales continued along a steady growth trend, with total product sales in excess of $7.5 million in the first nine months of 2013.  Commencing in the third quarter of 2013 and beyond, we expect sales of Angel centrifuges and disposable products to decline following our licensing arrangement with Arthrex.  We expect the impact of these pass through sales to be offset by an increase in related royalty revenue.

Our revenues will be insufficient to cover our operating expenses in the near term. Operating expenses primarily consist of employee compensation, professional fees, consulting expenses, clinical trial costs, and other general business expenses such as insurance, travel related expenses, and sales and marketing related items. Operating expenses have risen to support the continuing growth of product sales, our substantial efforts with regard to Medicare reimbursement for AutoloGel, and the more recent ALD-401 phase II clinical trial involving patients with ischemic stroke. The Company began plans to reorganize its research and development activities to reduce costs and refocus its efforts on the commercial wound care market. However, we expect losses to continue for the foreseeable future.

Comparison of Operating Results for the Three-Month Period Ended September 30, 2013 and 2012

Revenues

Revenues increased $1,607,000 (91%) to $3,366,000 comparing the three months ended September 30, 2013 to the same period last year. The increase was primarily due to a one-time, non-recurring sale of $1,294,000 for existing, placed Angel centrifuges to Arthrex made pursuant to the terms and provisions of the Arthrex Agreement. The Company’s product sales, excluding the sale of existing Angel centrifuges to Arthrex, decreased $72,000. The decrease in disposable sales was primarily due to a reduction in Angel average selling price, partially offset by an increase in sales volume. Under the Arthrex Agreement, the contractual selling price of products is significantly lower than our historical average selling price. In addition to product sales, we recognized an increase of $188,000 in royalty revenue, $129,000 in transition services revenue, and $67,000 in license fee revenue from the Arthrex Agreement. Arthrex has agreed to pay the Company a service fee to provide certain services during a transition period. These services include customer service and order fulfillment and is expected to end prior to the end of 2013 (“Transitions Services Period”).

Gross Profit

Gross profit decreased $245,000 (32%) to $516,000 comparing the three months ended September 30, 2013 to the same period last year. The decrease was primarily due to the sale of disposable products and centrifuges under the Arthrex Agreement. Although the cost of our products has remained constant, under the agreement, the contractual selling price of Angel products to Arthrex is significantly lower than our historical average selling price.  In addition and consistent with the applicable accounting rules, the sale price of existing Angel centrifuges and the related cost of sale, under the Arthrex Agreement, were recorded at book value resulting in a zero-margin transaction.  This is offset by an increase in gross profit from license fee, royalty, and other revenue.

Overall gross margin decreased to 15% from 43% for the three months ended September 30, 2013 as compared to the same period last year. The decrease was primarily due to the sale of products under the Arthrex Agreement. Although the cost of our products has remained relatively constant, the contractual selling price of Angel products to Arthrex is significantly lower than our historical average selling price.  In addition and consistent with the applicable accounting rules, the sale price of existing Angel centrifuges and the related cost of sales under the Arthrex Agreement, were recorded at book value resulting in a zero-margin transaction.  This was offset by the gross margin realized from license fee, royalty, and other revenue. Additionally, gross margin on product sales decreased to 4% from 42%. Cash gross margin on product sales decreased to 7% from 52%. Cash gross margin is a non-GAAP financial measure, most directly comparable to the U.S. GAAP measure of gross margin, and should not be considered as an alternative thereto. Cytomedix defines cash gross margin as gross margin exclusive of patent and royalty amortization and depreciation expense, and it is a significant performance metric used by management to indicate cash profitability on product sales.

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The following table discloses the profitability of product sales:

	Three Months Ended September 30,
	2013			2012(1)
	Pre-license(1)	Post-license	Total	Total

Sales	$911,000	$2,015,000	$2,926,000	1,703,000

COGS	597,000	2,220,000	2,817,000	992,000

Gross profit/(Loss)	314,000	(205,000)	109,000	711,000

Excluding non-cash items:
Depreciation and amortization	55,000	45,000	100,000	168,000

Cash gross profit/(loss)	$369,000	$(160,000)	$209,000	$879,000

Gross margin	34%	-10%	4%	42%

Cash gross margin	41%	-8%	7%	52%

(1)   Product sales prior to the execution of the Arthrex Agreement on August 7, 2013.

Gross margin on Pre-license sales decreased primarily due to Angel machine refurbishment costs of $31,000, royalty amortization of $30,000 related to an upfront payment made in 2013 for the termination and release of a security interest in related AutoloGel patents, and $20,000 in medical device taxes which took effect in 2013.

Gross margin on Post-license Angel sales realized a negative margin primarily due to Angel machine refurbishment costs of $72,000, medical device taxes of $62,000 which took effect in 2013, and logistical costs related to the fulfillment of sales during the Transition Services Period.

Operating Expenses

Operating expenses increased $156,000 (3%) to $5,126,000 comparing the three months ended September 30, 2013 to the same period last year. A discussion of the various components of operating expenses follows below.

Salaries and Wages

Salaries and wages increased $222,000 (13%) to $1,968,000 comparing the three months ended September 30, 2013 to the same period last year. The increase was primarily due to additional employees to support increased operational activity and $139,000 of reorganization charges.

Consulting Expenses

Consulting expenses decreased $85,000 (17%) to $416,000 comparing the three months ended September 30, 2013 to the same periods last year. The decrease was primarily due to a decrease in stock-based compensation expense for options issued to consultants in 2012 related to the Aldagen acquisition.

Professional Fees

Professional fees increased $49,000 (15%) to $385,000 comparing the three months ended September 30, 2013 to the same period last year. The increase was primarily due to an increase in costs related to various clinical matters.

Research, Development, Trials and Studies

Research, development, trials and studies expenses decreased $83,000 (8%) to $923,000 comparing the three months ended September 30, 2013 to the same period last year. The decrease was primarily due to lower costs of $116,000 for manufacturing and design fees related to the revision of an Angel disposable product and $79,000 related to the development of additional Angel indications, offset by increased costs of $83,000 for the development of our CED protocols, and $36,000 related to the sourcing and testing of Angel centrifuge replacement components.

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General and Administrative Expenses

General and administrative expenses increased $53,000 (4%) to $1,434,000 comparing the three month ended September 30, 2013 to the same period last year. The increase was primarily due to higher employee benefit costs and marketing expenses related to Autologel, offset by a decrease in investor services and stock-based compensation expense.

Other Income and Expense

Other income, net decreased $789,000 (184%) to an expense of $361,000 comparing the three months ended September 30, 2013 to the same period last year. The increase was primarily due to a $683,000 non-cash charge for the change in the fair value of derivative liabilities and a $117,000 net increase in interest expense and debt issuance fees related to various financing activities in 2013.

Comparison of Operating Results for the Nine-Month Period Ended September 30, 2013 and 2012

Revenues

Revenues decreased $354,000 (4%) to $8,107,000 comparing the nine months ended September 30, 2013 to the same period last year. This was primarily due to a decrease in license fee revenue of $3,155,000, offset by increased product sales of approximately $2,338,000, royalties of $267,000, and service revenue of $129,000.  In 2012, we recognized $3,155,000 in license fee revenue related to an option agreement with a top 20 global pharmaceutical company. Increased sales were primarily due to an increase in Angel sales of approximately $2,448,000, or 52%. Pursuant to the terms and provisions of the Arthrex Agreement, we recorded a one-time, non-recurring sale of $1,294,000 for existing, placed Angel centrifuges sold to Arthrex.  The Company’s product sales, excluding the sale of existing Angel centrifuges to Arthrex, increased $1,044,000. This was primarily attributable to an increase of $1,199,000 in Angel sales, offset by a decrease of $72,000 in Autologel sales and $38,000 in other sales.

Gross Profit

Gross profit decreased $3,009,000 (53%) to $2,626,000 comparing the nine months ended September 30, 2013 to the same period last year. The decrease was primarily due to approximately $3,155,000 in license fee revenue recognized in 2012 (which had no associated cost), associated with an option agreement with a top 20 global pharmaceutical company. In addition, profit on product sales decreased $286,000. This was offset by increased profit from royalties and transition service fees.

Overall gross margin decreased to 32% from 67% for the nine months ended September 30, 2013 as compared to the same period last year. The decrease was primarily due to the license fee recorded in 2012 that had no associated cost of revenue, in addition to the sale of product under the Arthrex Agreement. Although the cost of our products has remained relatively constant, the contractual selling price of Angel products to Arthrex is significantly lower than our historical average selling price.  In addition and consistent with the applicable accounting rules, the sale price of existing Angel centrifuges and the related cost of sales under the Arthrex Agreement, were recorded at book value resulting in a zero-margin transaction.  This was offset by the gross margin realized from license fee, royalty, and other revenue. Additionally, gross margin on product sales decreased to 28% from 46%. Cash gross margin on product sales decreased to 34% from 54%. Cash gross margin is a non-GAAP financial measure, most directly comparable to the U.S. GAAP measure of gross margin, and should not be considered as an alternative thereto. Cytomedix defines cash gross margin as gross margin exclusive of patent and royalty amortization and depreciation expense, and it is a significant performance metric used by management to indicate cash profitability on product sales.

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The following table discloses the profitability of product sales:

	Nine Months Ended September 30,
	2013			2012(1)
	Pre-license(1)	Post-license	Total	Total

Sales	$5,527,000	$2,015,000	$7,542,000	5,204,000

COGS	3,219,000	2,220,000	5,439,000	2,816,000

Gross profit/(Loss)	2,308,000	(205,000)	2,103,000	2,388,000

Excluding non-cash items:
Depreciation and amortization	402,000	45,000	447,000	420,000

Cash gross profit/(loss)	$2,710,000	$(160,000)	$2,550,000	$2,808,000

Gross margin	42%	-10%	28%	46%

Cash gross margin	49%	-8%	34%	54%

  (1)  Product sales prior to the execution of the Arthrex Agreement on August 7, 2013.

Gross margin on Pre-license Angel sales decreased primarily due to Angel machine refurbishment costs of $201,000, royalty amortization of $70,000 related to an upfront payment made in 2013 for the termination and release of a security interest in the related AutoloGel patents, and medical device taxes of $86,000 which took effect in 2013.

Gross margin on Post-license Angel sales realized a negative margin primarily due to Angel machine refurbishment costs of $72,000,  medical device taxes of $61,000 which took effect in 2013, and logistical costs related to the fulfillment of sales during the Transition Services Period.

Operating Expenses

Operating expenses increased $1,990,000 (13%) to $16,901,000 comparing the nine months ended September 30, 2013 to the same period last year. A discussion of the various components of operating expenses follows below.

Salaries and Wages

Salaries and wages increased $425,000 (8%) to $6,011,000 comparing the nine months ended September 30, 2013 to the same period last year. The increase was primarily due to increased head-count as a result of the Aldagen acquisition in February 2012 and additional employees to support increased operational activity. In addition, severance charges of approximately $186,000 were recorded related to the separation of a former Company executive and $139,000 in expense related to reorganization charges. This was offset by a lower bonus expense accrual of $178,000 and decreased stock-based compensation expense of approximately $808,000 related to the 2012 Aldagen acquisition.

Consulting Expenses

Consulting expenses decreased $188,000 (11%) to $1,597,000 comparing the nine months ended September 30, 2013 to the same period last year. The decrease was primarily due to a decrease in stock-based compensation expense for options issued to consultants in 2012 related to the Aldagen acquisition, in addition to decreases in consulting expense associated with finance and quality assurance matters.  This was offset by an increase in expenses related to the management, promotion, and roll-out of the CED protocols and CMS reimbursement matters.

Professional Fees

Professional fees decreased $176,000 (18%) to $827,000 comparing the nine months ended September 30, 2013 to the same period last year. The decrease was primarily due to legal and accounting costs related to the Aldagen acquisition in the first quarter of 2012, offset by increased costs related to various other legal matters primarily related to financing activities.

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Research, Development, Trials and Studies

Research, development, trials and studies expenses increased $595,000 (24%) to $3,050,000 comparing the nine months ended September 30, 2013, to the same period last year. The increase was primarily due to increased costs of $507,000 related to the ALD-401 Phase II trial along with increased costs of $131,000 related to one-time charges for the sourcing and testing of Angel centrifuge replacement components and $83,000 for the development of our CED protocol. This was offset by a decrease of $79,000 related to the development of additional Angel indications and $45,000 for manufacturing and design fees related to the revision of an Angel disposable product.

General and Administrative Expenses

General and administrative expenses increased $1,333,000 (33%) to $5,416,000 comparing the nine months ended September 30, 2013, to the same period last year. The increase was primarily due to a non-cash charge of $1,006,000 recognized due to the effect of the amendment to the contingent consideration associated with the Aldagen acquisition. In addition, there were increases of $157,000 in higher personnel placement fees, $122,000 in employee benefit costs due to additional employees, $101,000 in higher travel, $110,000 in higher marketing expenses, and $70,000 in franchise tax expense. These were primarily offset by a decrease of $216,000 in stock-based compensation expense and $73,000 in investor services.

Other Income and Expense

Other expense, net decreased $5,613,000 (84%) to $1,061,000 comparing the nine months ended September 30, 2013, to the same period last year. The decrease was primarily due to approximately $4,335,000 in non-cash charges recognized in 2012 due to the increase in the fair value of the contingent consideration resulting from the change in the Company’s stock price. Approximately $1,500,000 in non-cash inducement expense incurred in 2012 associated with common stock issued to compensate Series D preferred stockholders for forgone preferred dividend payments due to the early conversion of preferred stock incentive warrants issued in exchange for the early exercise of existing warrants and $471,000 in expense due to the resolution of the Series A Preferred stock contingency that was recognized in 2012 also contributed to the decrease. Additionally, there was a $527,000 net increase in interest expense and debt issuance fees related to various financing activities in 2013 and a $192,000 non-cash charge for the change in the fair value of derivative liabilities.

Liquidity and Capital Resources

Since inception we have incurred, and continue to incur significant losses from operations. For the nine months ended September 30, 2013, we have incurred a net loss from operations of approximately $15.4 million and an accumulated deficit at September 30, 2013 of $86.3 million. We had working capital at September 30, 2013 of  $1.0 million as compared to working capital of $5.9 million at September 30, 2012.

Historically, we have financed our operations through a combination of the sale of debt, equity and equity-linked securities, licensing, royalty, and product revenues. The Company’s commercial products and royalties have generated approximately $10.0 million in revenue per year on a run-rate basis, however future products and royalty revenues will be impacted by our licensing arrangement with Arthrex. The Company needs to sustain and grow these sales to meet its business objectives and satisfy its cash requirements. We have been dependent upon capital infusions to meet our short and long-term cash needs. If we continue to incur negative cash flow from sources of operating activities for longer than expected, our ability to continue as a going concern could be in substantial doubt and we will require additional funds through debt facilities, and/or public or private equity or debt financings to continue operations. The Company will still need to access the capital markets in the near future in order to continue to fund future operations; otherwise, it will need to significantly curtail or potentially cease its operations altogether. There is no guarantee that any such additional financing will be available on terms satisfactory to the Company or at all. Any future additional capital will likely result in dilution to our current shareholders, which may be substantial. We cannot provide any assurance that we will be able to obtain the capital we require on a timely basis or on terms acceptable to us.

At September 30, 2013, we had approximately $4.6 million of cash.

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As previously disclosed, in February 2013, we completed a financing plan that was comprised of several elements.  On February 18, 2013, we entered into a purchase agreement, together with a registration rights agreement, with Lincoln Park Capital, LLC (“LPC”). Under this agreement, we have the right to sell to and LPC is obligated to purchase up to $15 million in shares of our common stock, subject to certain limitations, from time to time, over the 30-month period commencing in July 2013. Given the parameters within which the Company may draw down from LPC, there is no assurance that the amounts available from LPC will be sufficient to fund our future operational cash flow needs. To date, we have raised approximately $59 thousand under the terms of the purchase agreement.  In addition, on February 19, 2013, in addition to a Credit and Security Agreement with Midcap Financial LLC, as described below, we entered into securities purchase agreements with certain institutional accredited investors and raised gross proceeds of $5 million, before placement agent’s fees and other offering expenses, in a registered offering pursuant to a shelf registration statement on Form S-3 (SEC File No. 333-183704, the base prospectus originally filed with the SEC on August 31, 2012, as subsequently amended and as supplemented by a prospectus supplement filed with the Securities and Exchange Commission on February 20, 2013). Proceeds from the offering were used for general corporate and working capital purposes.  Also on February 19, 2013, we entered into a Credit and Security Agreement (the “Credit Agreement”) with Midcap Financial LLC (“Midcap”), that provides for the originally contemplated term loan commitments of $7.5 million, $4.5 million of which we received on February 27, 2013. As originally contemplated, the second tranche of $3.0 million was going to be advanced to the Company, at the Company’s discretion, upon satisfaction of the certain previously disclosed conditions. However, in order to complete the Arthrex licensing engagement (as discussed below) and the Distributor and License Agreement in connection therewith, on August 7, 2013, we entered into the Amendment to Credit Agreement with MidCap, under which MidCap consented, among other things, to the Company’s entering the Arthrex agreement. In addition, the parties amended the Credit Agreement to terminate the Company’s ability to borrow an additional $3 million.  The Company and MidCap also agreed to a revised monthly payment amortization schedule such that in the event that the Company raises cash proceeds of at least $500,000 before September 1, 2013 in a public or private offering of its equity securities, then, commencing on September 1, 2013, and continuing thereafter, the Company has agreed to make monthly payments under the credit facility in the amount of $125,000, provided, however, if no such subsequent equity event takes place by September 1, 2013, the monthly payments under the credit facility will be in the amount of $150,000. Since no subsequent equity event took place by September 1, 2013, and the Company is required to make monthly payments under the credit facility in the amount of $150,000. Finally, the Company granted to MidCap a first priority security interest in the royalty payments payable to the Company pursuant to the Arthrex agreement.

Finally, on August 7, 2013, we entered into the Distributor and License agreement with Arthrex, Inc. Under the terms of this agreement, Arthrex has obtained the exclusive rights to sell, distribute, and service the Company’s Angel products throughout the world, for all uses other than chronic wound care. In connection with the execution of the Arthrex agreement, Arthrex agreed to pay the Company a nonrefundable upfront payment of $5 million. The term of the Arthrex Agreement is five years, automatically renewable for an additional three-year period unless Arthrex gives the Company a termination notice at least one year in advance of the end of the initial five-year period.

We continue to have exploratory conversations with large companies regarding their interest in our various products and technologies. We will seek to leverage these relationships if and when they materialize to secure non-dilutive sources of funding. There is no assurance that we will be able to secure such relationships or, even if we do, the terms will be favorable to us.

If significant amounts of capital infusion are not available to the Company from future strategic partnerships or under the Lincoln Park agreement, additional funding will be required for the Company to pursue all elements of its strategic plan. Specific programs that may require additional funding include, without limitation, continued investment in the sales, marketing, distribution, and customer service areas, further expansion into the international markets, significant new product development or modifications, and pursuit of other opportunities. We would likely raise such additional capital through the issuance of our equity or equity-linked securities, which may result in significant additional dilution to our investors. The Company’s ability to raise additional capital is dependent on, among other things, the state of the financial markets at the time of any proposed offering. To secure funding through strategic partnerships, it may be necessary to partner one or more of our technologies at an earlier stage of development, which could cause the Company to share a greater portion of the potential future economic value of those programs with its partners. There is no assurance that additional funding, through any of the aforementioned means, will be available on acceptable terms, or at all. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, the Company’s operations could be materially negatively impacted, and the Company will need to appropriately curtail or potentially cease its operations altogether.

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Net cash provided by (used in) operating, investing, and financing activities for the nine months ended September 30, 2013 and 2012 were as follows:

	September 30,	September 30,
	2013	2012
	(in millions)

Cash flows used in operating activities	$(8.1)	$(7.2)
Cash flows provided by (used in) investing activities	$1.5	$(1.4)
Cash flows provided by financing activities	$8.6	$12.2

Operating Activities

Cash used in operating activities in 2013 of $8.1 million primarily reflects our net loss of $15.4 million adjusted by a (i) $4.9 million increase for changes in assets and liabilities, (ii) $1.0 million increase due to the non-cash effect of the amendment to the contingent consideration, (iii) $0.9 million increase for depreciation and amortization, (iv) $0.5 increase for stock-based compensation, (v) $0.3 million increase due to the non-cash effect of the issuance of warrants for the term loan modification, (vi) $0.3 million decrease for change in derivative liabilities, and (vii) $0.6 million gain on disposal of assets. The $4.9 million increase for changes in assets and liabilities, in part reflects a net $4.0 million increase in deferred revenue for pre-paid license fees and Angel products under the Arthrex Agreement.

Cash used in operating activities in 2012 of $7.2 million primarily reflects our net loss of $16.0 million adjusted by a (i) $4.3 million increase for change in contingent consideration relating to the Aldagen acquisition, (ii) $1.8 million increase for stock-based compensation, (iii) $1.5 million increase for non-cash inducement expense associated with warrant exercise agreements, (iv) $0.8 million increase for depreciation and amortization, (v) $0.5 million increase for settlement of contingency expense, (vi) $0.5 million increase for non-cash interest expense, (vii) $0.5 million decrease for changes in assets and liabilities, and (viii) $0.4 million decrease for change in derivative liabilities. The $0.5 million decrease due to changes in assets and liabilities, in part reflects a net $0.7 million decrease in deferred revenue for revenue recognized relating to the non-refundable exclusivity fees received from a potential global pharmaceutical partner.

Investing Activities

Cash provided by (used in) investing activities in 2013 and 2012 primarily reflects the net activity of purchases and sales of Angel and AutoloGel centrifuge equipment. In 2013, existing Angel centrifuges with a net book value of $1.3 million were sold under the Arthrex Agreement.

Financing Activities

In 2013, we raised $5.0 million, before placement agent fees and offering expenses, through the issuance of common stock and received $4.5 million from a term loan. This was offset by $0.3 million in debt issuance costs, a $0.3 million cash repayment of our convertible debt, and $0.3 million in principal payments towards our term loan.

In 2012, we raised $8.3 million through the issuance of common stock ($5.0 million of which was sold to existing Aldagen investors, concurrent with the acquisition of Aldagen), and received $4.1 million from warrant exercises. This was offset by a $0.2 million cash payment for the redemption of Series A and B Convertible Preferred Stock and the satisfaction of accrued but unpaid dividends thereon.

Off Balance Sheet Arrangements

As of September 30, 2013 we had no off-balance sheet arrangements.

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Contractual Obligations

The following are our contractual obligations:

	Payments due by December 31,
Contractual obligations at September 30, 2013	Total	2013	2014	2015	2016	2017	Thereafter
	(in thousands)
Long-Term debt (1)	$7,859	$632	$2,398	$2,197	$2,631	$-	$-
Operating leases	1,556	180	288	288	288	272	240
Purchase obligations	453	150	303	-	-	-	-
	$9,868	$962	$2,989	$2,485	$2,919	$272	$240

(1) Includes interest expense.

In addition to the obligations above, at September 30, 2013, we have approximately $465,000 of convertible debt. We are not certain as to when the amount will be settled.

Critical Accounting Policies

In preparing our condensed consolidated financial statements, we make estimates and assumptions that can have a significant impact on our financial position and results of operations. The application of our critical accounting policies requires an evaluation of a number of complex criteria and significant accounting judgments by us. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions. We have identified the following policies as critical to our business operations and the understanding of our results of operations. For further information on our critical and other significant accounting policies, see our Annual Report on Form 10-K for the year ended December 31, 2012.

Basic and Diluted Loss Per Share

We compute basic and diluted net loss per common share using the weighted-average number of shares of common stock outstanding during the period. During periods of net losses, shares associated with outstanding stock options, stock warrants, convertible preferred stock, and convertible debt are not included because the inclusion would be anti-dilutive (i.e., would reduce the net loss per share). The total numbers of such shares excluded from the calculation of diluted net loss per common share were 28,207,642 for the nine months ended September 30, 2013, and 19,164,126 for the nine months ended September 30, 2012.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired in business combinations. The Company conducts an impairment test of goodwill on an annual basis as of October 1 of each year. The Company will also conduct tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the Company below its carrying value.

Indefinite lived intangible assets consist of in-process research and development (IPR&D) acquired in the acquisition of Aldagen. The acquired IPR&D consists of specific cell populations (that are related to a specific indication) and the use of the cell populations in treating particular medical conditions. The Company evaluates its indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and at least on an annual basis on October 1 of each year, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, the Company would recognize an impairment loss in the amount of that excess.

Identifiable intangible assets with finite lives consist of trademarks, technology (including patents), and customer relationships acquired in business combinations. These intangibles are amortized using the straight-line method over their estimated useful lives. The Company reviews its finite-lived intangible assets for potential impairment when circumstances indicate that the carrying amount of assets may not be recoverable.

Fair Value of Financial Instruments

The balance sheets include various financial instruments that are carried at fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

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•	Level 1, defined as observable inputs such as quoted prices in active markets for identical assets;

•	Level 2, defined as observable inputs other than Level I prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At each reporting period, we perform a detailed analysis of our assets and liabilities that are measured at fair value. All assets and liabilities for which the fair value measurement is based on significant unobservable inputs or instruments which trade infrequently and therefore have little or no price transparency are classified as Level 3.

The Company accounts for derivative instruments under ASC 815, Accounting for Derivative Instruments and Hedging Activities , as amended and interpreted. ASC 815 requires that we recognize all derivatives on the balance sheet at fair value. Certain warrants issued in 2009 and prior years meet the definition of derivative liabilities. In October 2010, we executed an equity-linked transaction in which detachable stock purchase warrants were sold; the warrants are accounted for as a derivative liability. In July and November 2011, we issued convertible notes that contained embedded conversion options; the embedded conversion options are accounted for as a derivative liability. We determine the fair value of these derivative liabilities using the Black-Scholes option pricing model. This model determines fair value by requiring the use of estimates that include the contractual term, expected volatility of the Company’s stock price, expected dividends and the risk-free interest rate. Changes in fair value are classified in “other income (expense)” in the consolidated statement of operations.

Recent Accounting Pronouncements

The Company believes the adoption of Accounting Standards Updates issued but not yet adopted will not have a material impact to our results of operations or financial position.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate

Market risks related to our operations result primarily from changes in interest rates. Our exposure to market risk for changes in interest rates relates primarily to our term loan payable at an annual rate of the one-month London Interbank Offered Rate (LIBOR), plus 8.0%, subject to a LIBOR floor of 3%. At September 30, 2013, we had a term loan balance of $4.2 million.

Based on our term loan balance as of September 30, 2013, a hypothetical 1% increase in the LIBOR rate would have an insignificant impact on our earnings and cash flows on an annual basis.

Foreign Currency

We have international sales in Europe, Middle East, Canada, and Australia, and, therefore, are subject to foreign currency rate exposure. The majority of our international sales are transacted in U.S. dollars and a portion of sales in Euros. However, because of our international presence, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions. To date, the foreign currency exchange fluctuations have not had a significant impact on our operating results and cash flows given the scope of our foreign denominated transactions.

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Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this Report. Based on that evaluation, the Certifying Officers concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

34

PART II

OTHER INFORMATION

Item 1. Legal Proceedings

At present, the Company is not engaged in or the subject of any material pending legal proceedings.

Item 1A. Risk Factors

Except for certain updates set forth below, there are no material changes from the risk factors as previously disclosed in our Annual Report on Form 10-K filed with the SEC on March 18, 2013 for the year ended December 31, 2012 and the Company’s subsequent filings with the SEC.

We May Need Substantial Additional Financing

We may need substantial additional capital to fund our operations. To date, we have relied almost exclusively on financing transactions to fund losses from our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. At December 31, 2012, we had cash and cash equivalents of approximately $2.6 million, total current assets of approximately $6.4 million and total current liabilities of approximately $2.8 million. In February 2013, we received gross proceeds of $9.5 million upon the closing of several financing transactions as described in this and prior public filings of the Company. In addition, on August 7, 2013, we entered into the Distributor and License agreement with Arthrex, Inc. Under the terms of this agreement, Arthrex has obtained the exclusive rights to sell, distribute, and service the Company’s products throughout the world, for all uses other than chronic wound care. Arthrex agreed to pay the Company a nonrefundable upfront payment of $5 million. The term of the Arthrex Agreement is five years, automatically renewable for an additional three-year period unless Arthrex gives the Company a termination notice one year in advance of the initial five-year period.  At September 30, 2013, we had cash and cash equivalents of approximately $4.6 million, total current assets of approximately $10.5 million and total current liabilities of approximately $9.5 million. Based on our current operating plan, we presently believe we have sufficient cash through the end of 2013, but anticipate needing additional capital in 2014. However, our projections could be wrong and we could face unforeseen costs or our revenues could fall short of our projections.

We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model, of the offering terms, etc. There is no assurance that we will be able to obtain any such additional capital as we need to finance our efforts, through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our revenues and operations and the value of our common stock and common stock equivalents would be materially negatively impacted. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Our Efforts to Secure Medicare Reimbursement May Not be Successful

The AutoloGel System is marketed to healthcare providers. Some of these providers, in turn, seek reimbursement from third-party payers such as Medicare, Medicaid, and other private insurers. As a result, reimbursement is often a determining factor in predicting a product’s success, with some physicians and patients strongly favoring only those products for which they will be reimbursed. On August 2, 2012, CMS issued a final National Coverage Determination (“NCD”) for autologous blood-derived products for chronic non-healing wounds. In the NCD, CMS approved coverage for autologous platelet rich plasma (“PRP”) in patients with diabetic, pressure and/or venous wounds via its Coverage with Evidence Development (“CED”) program. CED is a process through which CMS provides reimbursement coverage for items and services while generating additional clinical data to demonstrate their impact on health outcomes. On June 10, 2013, CMS established HCPCS Code G0460 (Autologous PRP for ulcers) for payment effective July 1, 2013 for the treatment of chronic non-healing diabetic, venous and/or pressure wounds only in the context of an approved clinical trial. This determination permits data collection with reimbursement.  In the July 2013 quarterly update of Ambulatory Payment Classification (APC) assignments, CMS mapped G0460 to APC 0013, Level II Debridement and Destruction, with a payment rate of $71.54 per treatment. On September 6, 2013, Cytomedix communicated to CMS that this payment level was unsustainable for HOPDs because no PRP product can be produced for this amount or less. CMS is expected to announce final regulations on or about the last week of November 2013 and the coding and reimbursement regulations will then take effect on January 1, 2014.  If approved, the reassignment will align G0460 to other procedures that have clinical and resource homogeneity, and will provide appropriate reimbursement to hospitals so that Medicare patients can participate in the AutoloGel CED studies and receive this treatment for complex, chronic, non-healing wounds. There is no assurance that we will ultimately be successful with our current reimbursement strategy and that CMS will assign the economically feasible coding and reimbursement rates to AutoloGel or will determine that the evidence collected under CED is sufficient to provide unrestricted Medicare coverage for autologous PRP. If it is later determined that a new randomized, controlled trial is necessary, it could take substantial additional financial and time investment to complete. We would almost certainly need to obtain additional, outside financing to fund such a trial. In any case, we may never be successful in securing unrestricted Medicare coverage for our products. Additionally, to the extent that CMS does not assign the economically feasible coding and reimbursement rates to AutoloGel, it will severely affect our ability to market it, will have material adverse effect on our business and operations and will cause the Company to reconsider its overall strategy and business model going forward.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

The Company did not repurchase any of its equity securities during the nine months ended September 30, 2013. All information regarding the unregistered sales of securities during the nine months ended September 30, 2013 has been previously disclosed in Current Reports on Form 8-K.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

The exhibits listed in the accompanying Exhibit Index are furnished as part of this Report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CYTOMEDIX, INC.

Date: November 12, 2013	By:
/s/ Martin P. Rosendale
Martin P. Rosendale, CEO
(Principal Executive Officer)
Date: November 12, 2013	By:
/s/ Steven A. Shallcross
Steven A. Shallcross, CFO
(Principal Financial and Accounting Officer)

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EXHIBIT INDEX

Number	Exhibit Table

2.1	First Amended Plan of Reorganization with All Technical Amendments (Previously filed on June 28, 2002, as exhibit to Current Report on Form 8-K and incorporated by reference herein).
2.2	Amended and Restated Official Exhibits to the First Amended Plan of Reorganization of Cytomedix, Inc. with All Technical Amendments (Previously filed on May 10, 2004, as exhibit to Form 10-QSB for the quarter ended March 31, 2004 and incorporated by reference herein).
2.3	Asset Purchase Agreement by and among Sorin Group USA, Inc., Cytomedix Acquisition Company and Cytomedix, Inc, dated as of April 9, 2010 (Previously filed on April 12, 2010 as exhibit to the Current Report on Form 8-K and incorporated by reference herein).
2.4	Exchange and Purchase Agreement by and among, Cytomedix, Inc., Aldagen, Inc., a Delaware corporation and Aldagen Holdings, LLC, dated February 8, 2012 (Previously filed on February 9, 2012, as exhibit to Current Report on Form 8-K and incorporated by reference herein).
3(i)	Restated Certificate of Incorporation of Cytomedix, Inc. (Previously filed on November 7, 2002, as exhibit to Form 10-QSB for quarter ended June 30, 2001 and incorporated by reference herein).
3(i)(1)	Amendment to Restated Certificate of Incorporation of Cytomedix, Inc. (Previously filed on November 15, 2004, as exhibit to Form 10-QSB for quarter ended September 30, 2004 and incorporated by reference herein).
3(i)(2)	Certificate of Amendment to the Certificate of Incorporation (Previously filed on July 1, 2010 as exhibit to the Current Report on Form 8-K and incorporated by reference herein).
3(i)(3)	Certificate of Amendment to the Certificate of Incorporation (previously filed on May 21, 2012 as exhibit to the Current Report on Form 8-K and is incorporated by reference herein).
3(i)(4)	Certificate of Amendment to the Certificate of Incorporation (previously filed on June 6, 2013 as an exhibit to the Current Report on Form 8-K and is incorporated by reference herein).
3(ii)	Restated Bylaws of Cytomedix, Inc. (Previously filed on November 7, 2002, as exhibit to Form 10-QSB for quarter ended June 30, 2001 and incorporated by reference herein).
4.1	Form of Warrant (Previously filed on April 12, 2010 as exhibit to the Current Report on Form 8-K and incorporated by reference herein).
4.2	Form of Warrant (Previously filed on October 8, 2010 as exhibit to the Current Report on Form 8-K and incorporated by reference herein).
4.3	Form of Warrant (Previously filed on May 16, 2011 as exhibit to the Quarterly Report on Form 10-Q and incorporated by reference herein).
4.4	Form Warrant (Previously filed on February 9, 2012, as exhibit to Current Report on Form 8-K and incorporated by reference herein).
4.5	Form of Investor Warrant (Previously filed on February 20, 2013, as exhibit to Current Report on Form 8-K and incorporated by reference herein).
4.6	Form of Warrant (Previously filed on February 20, 2013, as exhibit to Current Report on Form 8-K and incorporated by reference herein).
10.1	Distributor and License Agreement with Arthrex, Inc. dated August 7, 2013.
10.2	Consent and First Amendment to Security Agreement dated August 7, 2013.
21	List of Subsidiaries (Previously filed on March 18, 2013, as exhibit to Annual Report on Form 10-K and incorporated by reference herein).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1	Certificate of Chief Executive Officer pursuant to 18 U. S. C. ss. 1350.
32.2	Certificate of Chief Financial Officer pursuant to 18 U. S. C. ss. 1350.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

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DISTRIBUTOR AGREEMENT AND LICENSE

THIS DISTRIBUTOR AGREEMENT AND LICENSE is made and entered into as of August 7, 2013 (this “Agreement”), between CYTOMEDIX, INC., a Delaware corporation, with principal office at 209 Perry Parkway, Suite 7, Gaithersburg, MD 20877 (“Cytomedix”), and ARTHREX, INC., a Delaware corporation, with its principal office at 1370 Creekside Boulevard, Naples, FL 34108-1945 (“Distributor”). Each of Cytomedix and Distributor is hereinafter referred to as a “Party” and collectively the “Parties.”

R E C I T A L S

A. Cytomedix is the owner of certain rights pursuant to which it has commercialized a multi-functional cell separation device which produces concentrated platelet rich plasma for use in the operating room and clinic offered as the Angel® Concentrated Platelet Rich Plasma System.

B. Distributor has facilities and experience in the distribution, sale and service of medical devices in the Territory (defined below), and desires to become the exclusive and non-exclusive distributor and an authorized service provider for the Products (defined below) in the Field of Use (defined below), pursuant to the terms of this Agreement.

A G R E E M E N T

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties intending to be legally bound agree as follows:

1. DEFINITIONS. When used herein, capitalized terms shall have the following meanings:

“Affiliate” means, in respect of any specified Person, any other Person which, but only for so long as such other Person, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, through the ownership of voting securities or other equity interests, and the terms “controlled” and “common control” have correlative meanings.

“Arthrex Kit” means the kits designed by Arthrex for PRP production from whole blood and from bone marrow.

“Change of Control” means: (i) the direct or indirect sale or other disposition (in one or more related transactions to one or more parties) of all or substantially all of the assets of a Party, or (ii) the direct or indirect transfer of 50% or more of the outstanding voting interest of a Party, whether in a single transaction or series of related transactions.

“Cytomedix Marks” means any and all trademarks, trade names, service marks, service names, logos and similar proprietary rights whether now or in the future owned, controlled or licensed by Cytomedix and currently used or to be used in connection with the Products.

“Exclusive Field of Use” the use of the Product in the Territory for all uses in human and veterinary applications other than human chronic wound care which is expressly excluded and the Non-Exclusive Field of Use.

“Field of Use” means Exclusive Field of Use and the Non-Exclusive Field of Use within the Territory.

“Gross Sales Revenue” means the total consideration invoiced by Distributor from the commercialization and sale of the Products by Distributor.

“Intellectual Property Rights” means, collectively, Patents, Trade Secrets, Copyrights, Trademarks, moral rights, trade names, rights in trade dress and all other intellectual property rights and proprietary rights, whether arising under the laws of the United States or any other state, country or jurisdiction in the world, including all rights or causes of action for infringement or misappropriation of any of the foregoing. For purposes of this Agreement: (a) “Patents” shall have the meaning set forth below; (b) “Trade Secrets” shall mean all right, title and interest in all trade secrets and trade secret rights arising under common law, state law, federal law or laws of foreign countries; (c) “Copyrights” shall mean all copyrights, and all other literary property and authorship rights, and all right, title, and interest in all copyrights, copyright registrations, certificates of copyright and copyrighted interests throughout the world; and (d) “Trademarks” shall mean all right, title and interest in all trademark, service mark, trade name and trade dress rights arising under the common law, state law, federal laws and laws of foreign countries, and all right, title, and interest in all trademark, service mark, trade name and trade dress applications and registrations interests throughout the world.

“Know-how” means any and all current and future know-how, technical information, technical knowledge, unpatentable inventions, manufacturing procedures, methods, trade secrets, processes, formulas, documentation and other tangible or intangible property or rights relating to the Products, whether or not capable of precise separate description but which alone, or when accumulated, gives to the Person acquiring it an ability to study, test, formulate, manufacture, produce or market something which it otherwise would not have known to study, test, formulate, manufacture, produce or market in the same or similar way.

“Non-Exclusive Field of Use” means use of the Products in the human non-surgical dermal and non-surgical aesthetics markets.

“Patent” means any patent application or patent, including all of the following kinds and their equivalents outside the United States (as applicable): provisional, converted provisional (or regular), divisional, continuation, continuation-in-part, and substitution applications; and regular utility, re-issue, re-examination, renewal and extended patents (including Supplementary Protection Certificates), as well as all right, title and interest in all letters patent or equivalent rights and applications for letters patent or rights, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention and other government issued or granted indicia of invention ownership, including any reissue, extension, division, continuation or continuation-in-part applications throughout the world.

“Person” means any natural person or any corporation, partnership, limited liability company, business association, joint venture or other entity.

“Product” means the cell separations device and single use processing kits listed in Exhibit A-1 attached hereto.

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“Territory” means worldwide.

“Point of Shipment” as defined in the Uniform Commercial Code as adopted by the State of Delaware refers to Cytomedix’s manufacturing facilities.

“Sale Transaction” means a transaction pursuant to which Distributor acquires from Cytomedix all or substantially all of the assets constituting the Products including, but not limited to, the Intellectual Property.

“Transition Event” means an event linked to the transition from Cytomedix to Arthrex, sourcing or manufacturing the disposables and/or capital equipment associated with the Product.

2. DISTRIBUTION RIGHTS AND OBLIGATIONS.

(a) Appointment as Exclusive Distributor. Subject to the agreements set forth in Schedule 7(a), Cytomedix hereby appoints Distributor as an exclusive Cytomedix distributor within the Territory for the Exclusive Field of Use and as a non-exclusive distributor within the Territory for the Non-Exclusive Field of Use, to market, distribute and sell the Products to all existing and potential customers (“Customers”) within the Territory and Field of Use, subject to compliance with the terms and conditions of this Agreement. Distributor shall use best efforts to market, distribute and sell the Products, consistent with the terms and conditions of this Agreement. Additionally, Distributor shall provide post-sale Customer service for the Products in the Territory under the terms set forth in this Agreement.

(i) Term of Initial Appointment. Subject to earlier termination or renewal as provided in Section 8 below, Distributor’s initial appointment shall be for the Initial Term (defined herein). If prior to the expiration of the Initial Term the parties have not entered into a Sale Transaction, then this Agreement shall automatically renew for the Renewal Term (defined herein), unless Distributor provides written notice of non-renewal no later than one year prior to the expiration of the Initial Term.

(ii) Limited License of Intellectual Property. Cytomedix grants to Distributor a limited, non-royalty bearing, nontransferable, non-sublicensable, exclusive license with regard to Cytomedix Intellectual Property solely for the purposes of and to the extent necessary for Distributor to use, market, sell, offer to sell, import, distribute or service the Products manufactured and supplied by or for Cytomedix in the Territory and within the Field of Use to Customers during the Term of this Agreement.

(b) Distributor Option to Assume Manufacturing and Supply of Products. At any time the Distributor, on written notice to Cytomedix, may assume responsibility for the manufacture and supply of the Products, either by assuming Cytomedix existing manufacturing and supply agreements or by entering into new manufacturing and supply agreements. Upon such written notice Distributor and Cytomedix shall enter into a Patent License Agreement pursuant to which Cytomedix shall grant Distributor a license to all Intellectual Property necessary for the manufacture of the Products. Notwithstanding the foregoing, Cytomedix may continue to source Product for its continued sale and distribution of Product for the Non-Exclusive Field of Use and the chronic wound market. Upon a Transition Event, Distributor shall purchase all Products currently in production in accordance with the forecast provisions of Section 2(e) herein.

(c) Appointment of Sub-Distributors. The Parties agree that Distributor’s rights and obligations under this Agreement will, subject to terms and limitations contained in this Agreement, be discharged and administered directly by Distributor and may include the use of contractors, subcontractors, and agents, in a manner substantially similar to the method that Distributor currently utilizes to operate its existing businesses. Distributor shall remain responsible to Cytomedix for any and all acts and omissions of such sub-distributors and agents.

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(d) Promotion of Product; Advertising.

(i) Promotion. During the Term of this Agreement, Distributor shall use its best efforts to develop a customer base and market, sell and distribute the Product within the Territory. Distributor shall advertise and otherwise promote the Product in a commercially reasonable manner and furnish appropriate Product information and promotional materials to its Customers in a fashion similar to that used with Distributor’s other products.

(ii) Translation of Materials. Distributor shall bear the cost and responsibility to create and maintain all literature required, in all languages required, in order to market, sell, distribute and service the Product in the Territory, including without limitation all labeling, package inserts, instruction manuals, registrations, sales literature and other promotional materials for the Product. All translated materials must be approved by Cytomedix prior to release and distribution. Distributor must attach a written statement with the translated materials submitted to Cytomedix for approval certifying that the translation does not misrepresent the claims of the original English-language material and is an accurate translation.

(iii) Recognition of Patents and Patents Pending. Subject to rules, regulations and codes controlling the labeling and packaging of the Products, Distributor shall include on each Product or proximal Product packaging, a printed statement substantially similar to “shall apply or cause to have applied to all Licensed Product or associated packaging, the following notice”

“Manufactured and licensed under U.S. Patent Nos. 7,060,018 and 7,407,472, patents pending and their foreign counterparts.”

This notice may be modified by mutual consent of the parties as reasonably necessary to comply with applicable patent marking provisions of the U.S. patent laws.

(e) Forecasting of Products. Prior to the Transition Event, Distributor shall annually provide to Cytomedix a rolling forecast of Distributor’s requirements for the Product for the twelve (12) month period commencing that quarter. The requirements for the first quarter period of each forecast shall constitute a firm and binding Purchase Order for Product, and shall be delivered to Distributor in full prior to the end of the same quarter. The remaining rolling quarterly forecast shall constitute non-binding estimates of Product and requirements for the period described; provided that, the 2nd quarter in any forecast shall be varied by no more than 20% when reported in the subsequent binding forecast, unless agreed to by Cytomedix. The 4th quarter of each forecast are non-binding and may be modified by Distributor at any time in its sole discretion. Cytomedix will not guarantee fulfillment of orders constituting an aggregate increase in firm order quantities over forecasted quantities for a given quarter in excess of 20%. In addition to the forecast, Distributor is encouraged to provide Cytomedix at any time with advance non-binding notice of expected significant changes to the existing quarterly forecast for purposes of production planning.

(f) Trademark License. Cytomedix hereby grants to Distributor the non-exclusive, royalty-free right and license to use designated Cytomedix Marks. Distributor agrees not to alter, obliterate, deface or remove any Cytomedix Marks displayed on any Product or its packaging, or add any name, brand or trademark thereto without the prior written consent of Cytomedix. Except as provided in this Agreement, nothing herein shall grant to Distributor any right, title or interest in the Cytomedix Marks, which right, title and interest shall be vested in Cytomedix. Distributor shall immediately notify Cytomedix if, during the term of this Agreement, Distributor becomes aware of any other Person who is using any trademark, trade name, service mark, service name or logo that is substantially or confusingly similar to those owned or used by Distributor pursuant to the authority granted by Cytomedix hereunder.

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(g) Regular Communication. The Parties will meet telephonically or face-to-face no less than quarterly to review, among other things, sales performance, progress on sales metrics, on hand inventory levels, customer usage information, and make such adjustments and changes as are agreed to by the Parties.

(h) Reservation of Title. Cytomedix reserves to itself and retains all right, title and interest in and to all Intellectual Property related to the Products and to any modifications, enhancements, improvements and upgrades thereto. Distributor may not duplicate, translate, decompile, reverse engineer or adapt any Product or component parts thereof without Cytomedix’s prior written consent.

(i) No Other Rights. Except as expressly provided in this Agreement, no right, title, or interest is granted by Cytomedix to Distributor hereunder. Cytomedix may distribute products other than the Product within the Territory, either directly or indirectly through distributors, and no right, title or interest is granted by Cytomedix to Distributor relating to such product.

(j) Other Information Reporting. Distributor shall provide to Cytomedix, at Distributor’s expense and in English, each and every Product-related quality and/or performance complaint within two (2) business days after receipt of such complaint by Customer. Distributor shall use a complaint reporting form agreed upon by the parties for reporting the information to Cytomedix. In addition, Distributor shall notify Cytomedix of any reportable incident within twenty four (24) hours and as outlined in the vigilance procedure agreed upon by the Parties. Detailed information of action(s) taken to resolve any reported complaint shall be communicated to Cytomedix within three (3) business days after completion of the actions.

(k) Post-Sale Service, Technical Assistance, and Support. Distributor shall provide to its Customers post-sale service, technical assistance and support for Products sold by Distributor in the Territory, at Distributor’s sole cost and expense (other than warranty claims in accordance with this Agreement). Prior to the Transition Event, all Product parts used by Distributor in providing service shall be procured from Cytomedix pursuant to the terms of this Agreement. At the request of Customers, Distributor shall timely respond to Customer calls and claims with respect to the Product and provide any applicable training for Customers.

(l) Customer Telephone Support. Distributor shall provide direct end-customer telephone support involving routine (order entry, shipping, billing) and advanced (complaint processing, problem investigation, and technical application) customer service through its customer “hotline.” Any specialized support requiring highly specialized product expertise may be directed towards Cytomedix. For purposes of this Section 2(l), “highly specialized product expertise” shall mean technical product application or scientific subject matter expertise related to the Product use by Customers.

3. TERMS OF PURCHASE OF PRODUCT.

(a) Terms and Conditions. Until such time as Distributor elects to assume the responsibility for manufacturing and supplying the Products in accordance with Section 2(b) herein, Distributor shall purchase all Products from Cytomedix, which shall thereafter be resold by Distributor to its Customers. Distributor shall purchase and resell to Customers the Minimum Purchase Requirements described in Exhibit A-4. In the event Distributor does not resell the Minimum Purchase Requirements during the applicable period set forth on Exhibit A-4, then Distributor and Cytomedix shall agree upon a minimum Royalty payment to be paid to Cytomedix. All purchases of Product and parts hereunder shall be subject to the provisions of this Agreement. Unless otherwise agreed in writing, nothing contained in any purchase order submitted pursuant to this Agreement shall in any way modify or add any provision to this Agreement. In the event of a conflict between the terms of any purchase order and the provisions of this Agreement, the provisions of this Agreement shall govern.

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(b) Prices and Royalties.

(i) Prior to the Transition Event, all prices for Product purchased by Distributor hereunder shall be Free Carrier (“FCA”), Cytomedix’s Point of Shipment. The initial transfer price to Distributor for each Product and part is set forth opposite such Product or part in Exhibit A-2 (“Transfer Price”), and such initial Transfer Price will remain fixed through the first twelve (12) months of the Effective Date of this Agreement. Thereafter, the Transfer Price to Distributor for such Product may only be increased by Cytomedix based upon an increase in Cytomedix’s direct cost of production of such Product. Cytomedix shall provide Distributor written notice of any increase as soon as practical following Cytomedix receiving notice of such cost increase from its Supplier.

(ii) Distributor shall additionally pay to Cytomedix a percentage of Gross Sales Revenues from the sales of Products as a royalty, including minimum annual royalty (“Royalty”). The Royalty percentage and the Minimum Annual Royalty are as set forth on Exhibit A-3. No later than thirty (30) days after the end of each fiscal quarter, Distributor shall deliver to Cytomedix a written report detailing: (i) the number of Devices and Disposables sold, (ii) Gross Sales Revenues generated from the sales, and (iii) the resulting Royalty owed to Cytomedix. The Royalty owed to Cytomedix shall be paid by Distributor to Cytomedix by wire transfer of immediately available funds in U.S. dollars to the account specified below or to such other account as may be specified by Cytomedix or its designee in writing:

[_]

Such Royalty shall be paid to such account within forty –five (45) days after the end of each fiscal quarter. Cytomedix shall have the right to audit the records of Distributor relating to Gross Sales Revenues at any time during the normal business hours upon reasonable advance written notice. The audit will be performed by an independent third party at Cyomedix’s sole expense. If the audit determines that Cytomedix was not paid the full Royalty owed, Distributor shall pay the amount of any shortfall within five (5) business days of notice by Cytomedix and submission of the audit findings. If Distributor fails to pay such shortfall within such five (5) business day cure period, then interest shall accrue on such shortfall (from the date it was due) at fifteen percent (15%) per annum.

(c) Upfront Payment. In consideration of the grant of rights hereunder (including the assignment of existing Customer agreements and relationships, transfer of ownership of all related Devices, and assignment of physician consulting agreements) and the initial purchase of Devices in accordance with Section 3(d) below, Distributor shall pay to Cytomedix concurrently with the full execution of this Agreement, an upfront payment of Five Million United States dollars ($5,000,000) by wire transfer of immediately available funds. The upfront payment is not refundable and is in addition to and not a prepayment of any Royalty or other sums payable to Cytomedix under this Agreement. Distributor shall have the opportunity to accept the terms of any Customer, Consulting, or Distributor agreement or relationship and may elect, upon written notice to Cytomedix, reject such agreement or relationship. Any termination fee arising out of such termination shall be the responsibility of Cytomedix.

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(d) Initial Purchase of Product. Simultaneously with the full execution of this Agreement, Distributor shall submit a purchase order for the purchase of two hundred (200) Devices, at no charge, to be delivered by February 1, 2014.

(e) Certain Taxes. The parties acknowledge that the purchase prices of Product set forth in Exhibit A-2 do not include any sales, excise, use, value added or other government taxes or duties that may be applicable to the export, import or purchase of the Product, including all income and income-based taxes imposed on Cytomedix under applicable laws in Territory, which taxes shall be the sole responsibility of Distributor and Distributor agrees that it will bear all such taxes and duties. When Cytomedix has the legal obligation to collect and/or pay such taxes or duties, the appropriate amount shall be added to Distributor’s invoice and paid by Distributor to Cytomedix, unless Distributor provides Cytomedix with a valid tax exemption certificate authorized by the appropriate governmental taxing authority, or provides proof of payment to such authority.

(f) Order and Acceptance. Prior to the Transition Event, all orders for Product shall be by means of a written purchase order which shall be submitted to Cytomedix at Cytomedix’s address for notice purposes set forth in Section 10(d), and shall request a delivery date. Orders may be placed by telephone, facsimile transmission or, upon the parties’ agreement, by e-mail; provided, however, that a signed confirming purchase order is received by Cytomedix no later than ten (10) business days after such order. Cytomedix shall notify Distributor in writing within a reasonable period of time from submission of the purchase order of any rejected order and the reason(s) for such rejection.

(g) Invoicing; Payment. Prior to the Transition Event, Cytomedix shall submit an invoice to Distributor with each shipment of Product ordered by Distributor. Such invoice shall be due and payable thirty (30) days following the date of such invoice. All invoices shall be sent to Distributor’s address for notice purposes set forth in Section 10(d), without regard to the actual shipping address for the Products. Each such invoice shall state Distributor’s aggregate and unit purchase price for Product in the relevant shipment, plus any freight, taxes or other costs incident to the purchase or shipment initially paid by Cytomedix and to be borne by Distributor hereunder. Distributor shall make all payments to Cytomedix under this Agreement in United States dollars in immediately available funds to a bank account designated by Cytomedix in such invoice, or otherwise designated by Cytomedix in writing. Distributor shall not take any credits or offsets against amounts billed Distributor by Cytomedix without Cytomedix’s prior written consent.

(h) Shipping; Risk of Loss.

(i) Prior to the Transition Event, all Product delivered by Cytomedix pursuant to this Agreement shall be suitably packed for surface or air shipment, in Distributor’s sole discretion, in a bulk shipping carton per the Customer requirements set forth in the applicable purchase order, marked for shipment to such location or locations as Distributor may designate, and delivered to Distributor or its carrier, FCA, Cytomedix’s Point of Shipment. Risk of loss of Product shall pass to Distributor upon delivery to the carrier at the FCA Point of Shipment.

(ii) Cytomedix shall ship all Product in accordance with Distributor’s delivery instructions specified in Distributor’s purchase orders; provided, however, that if Distributor does not provide delivery instructions with respect to the carrier to be used, Cytomedix may use its customary carrier. Partial shipments are allowed. All freight, insurance and other shipping expenses, as well as any special packing expenses, shall be paid by Distributor. Distributor shall also bear all applicable taxes and duties that may be assessed against the Product after delivery to the carrier at the FCA Point of Shipment.

(iii) Cytomedix shall use its good faith efforts to ship the Products within a reasonable amount of time after receipt and acceptance of Distributor’s purchase order for the Product, consistent with Cytomedix’s shipping procedures in place from time to time. All shipments of Product shall be deemed to conform to the relevant purchase order unless Cytomedix receives from Distributor, no later than fifteen (15) days after the receiving date of a given shipment, written notice specifying the shipment, the purchase order number and the exact nature of the discrepancy between the shipment and the order.

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4. WARRANTIES; REMEDIES FOR NON-CONFORMING PRODUCT.

(a) Device Warranty. Cytomedix’s Device warranty is attached hereto as Exhibit A-5.

(b) Customer Warranties. Distributor shall pass on to their Customers the Device warranty set forth in Section 4(a). Distributor may offer further incremental warranty provisions and benefits at its discretion and sole expense.

(c) Return Materials Procedure. There are no rights of return for cash. Device returns are allowed under Cytomedix’s warranty program. All Device returns must be approved by Cytomedix and assigned a Return Material Authorization (“RMA”) number. To obtain an RMA number prior to return, the Distributor shall notify Cytomedix of the description of the Device, quantity, reason for return, serial number of device and date of purchase of Device to be returned. All Device returns from Distributor shall be sent directly to Cytomedix or its designee, insured by Distributor. The RMA number shall be prominently displayed on the outside of the shipping box and the Products shall be packaged to protect them from shipping damage. Repair for costs of damage due to improper packaging will be the responsibility of the Distributor.

(d) Return Procedure for Disposables. As used in this Agreement, a “non-conformity” means any failure of a Disposable to conform to the specifications or packaging or quality of that Disposable as it is to be delivered by Cytomedix to Distributor under this Agreement.  In the event Distributor, through the inspection of a Disposable, discovers any non-conformity, or in the event Distributor discovers or becomes aware of a non-conformity of a Disposable, and Distributor intends to make a claim to Cytomedix with respect to such Disposable for a replacement Disposable, Distributor shall notify Cytomedix in writing of such non-conformity and claim in writing within fifteen (15) days after the discovery of such non-conformity.  If Distributor makes a timely non-conformity Disposable claim, Cytomedix shall complete its investigation of Distributor’s non-conformity claim within fifteen (15) days of receipt of Distributor’s written notice of such claim.  During such latter fifteen (15) day period, Distributor shall, upon the request of Cytomedix, furnish Cytomedix with a reasonable number of samples of the rejected Disposable(s) for Cytomedix to inspect and/or test or, in the case where testing is not required, shall otherwise provide Cytomedix with a reasonable opportunity to have the relevant Disposable(s) inspected by or for Cytomedix in order for Cytomedix to be able to confirm or rebut Distributor’s findings/claims as to the relevant non-conformity.  If Cytomedix does not challenge such a claim by Distributor, or it is determined, in spite of such a challenge, that there is a non-conformity in any such Disposable(s), Distributor’s sole remedy, and Cytomedix only obligation to Distributor as a result of such non-conformity, shall be for Cytomoedix to replace such non-conforming Disposable(s) with a corresponding conforming Disposable(s).

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5. ADDITIONAL OBLIGATIONS OF DISTRIBUTOR.

(a) Compliance with Laws. Distributor shall comply in all respects with the laws and regulations (including, without limitation, health and safety regulations) applicable to the marketing, distribution, sale and service of Product within the Territory. Distributor shall monitor the appropriate information sources in the Territory for material changes in such laws and regulations relating to the distribution of Product within the Territory and notify Cytomedix in writing of all such material changes. The Distributor shall track Customer shipment by lot number to assist Cytomedix in performing any field corrective actions.

(b) Non- United States Registrations and Clinical Studies. Cytomedix shall own all registrations and clearances in the Territory for the Products with the Food and Drug Administration and its foreign equivalents. As required from time to time under the laws of any province or state within the Territory, Distributor shall at its sole expense apply for and use its commercially reasonable efforts to obtain in Cytomedix’s name all approvals, registrations, licenses and permits that are required to market, distribute, sell and service the Product within such Territory. Cytomedix shall be responsible for interacting with the Food and Drug Administration, unless and only to the extent Distributor seeks additional indications (and a corresponding 510(k) application) for the Product. Distributor shall be responsible for interacting with foreign regulators and facilitating registration of the Product and any test centers for the Product in the Territory other than the United States. Distributor shall be responsible for all costs associated with the registration filing and associated testing within the Territory, other than the United States (except and to the extent of any additional indications for the Product). Distributor shall furnish to Cytomedix copies of all applications, and all registrations, licenses and permits obtained therefrom, for the Product. Distributor shall be responsible, at its expense, for sponsoring and supporting any clinical trials or studies useful to (i) expedite market adoption of the Product in the Territory, (ii) establish equivalence with standards of care and competitive systems or technology, and (iii) establish the safety and efficacy of the Products.

(c) U.S. Export Controls. Distributor understands and acknowledges that Cytomedix is subject to regulation by agencies of the United States Government, including, without limitation, the United States Department of Commerce, the United States Department of the Treasury, and the United States Food and Drug Administration, which prohibit export or diversion of certain products and technology to certain countries. Any and all obligations of Cytomedix to provide the Product, documentation, or any media in which any of the foregoing is contained, as well as any other technical assistance shall be subject in all respects to such United States laws and regulations as shall from time to time govern the license and delivery of technology and products abroad by Persons subject to the jurisdiction of the United States, including the Export Administration Act of 1979, as amended, any successor legislation, and the Export Administration Regulations issued by the Department of Commerce, Bureau of Export Administration. Distributor agrees to cooperate with Cytomedix, including, without limitation, providing required documentation, in order to obtain export licenses or exemptions therefrom.

(d) Customer Notification. Cytomedix will be responsible for initiating product recalls. Distributor shall be responsible for notifying Customers of Product recalls. Distributor shall timely submit a written report to Cytomedix of the recall status of the Products.

(e) Customer Database. Distributor shall provide to Cytomedix within one (1) business day all Customer information, to include the Customer name, contact, address, e-mail, phone number and purchase history, as necessary (i) to comply with a mandatory reportable incident; or (ii) as part of a response to a matter of law; or (iii) as part of a response to any valid request made to Cytomedix by the Food and Drug Administration or a local or foreign equivalent agency, and for which the absence of a complete response will be a violation of applicable codes, rules or laws or may otherwise place a Product registration or other Product certification at risk of revocation or cancellation and/or if user safety, to include Customers and patients, is an issue. Any such disclosure of Customer information by Distributor to Cytomedix under this Section 5(e) shall be in accordance with this Agreement.

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(f) Minimum On Hand Inventory. Distributor shall maintain such on-hand quantities of Product in its inventory to ensure reasonable and timely response to Customer order volume throughout the Territory. Such minimum on-hand quantity shall be determined by the Distributor and will be similar to the minimum on-hand inventory quantities established for similar products offered for sale by the Distributor.

(g) Order Processing. Distributor will provide order processing, which includes order to cash cycle, as well as warehousing and distribution support, shipping, invoicing, and related services with respect to its sale of Products to end-users.

(h) Regulatory Relationships. Distributor shall communicate with regulatory agencies within the countries where the Products are registered, sold or serviced by Distributor for purposes of monitoring and maintaining any necessary documents or filings required for Distributor to conduct sales of the Products.

(i) Training Requirements. Distributor shall provide sales training similar to the training provided for Distributor’s other products to Distributor’s sales and technical service organizations involved in selling the Products.

(j) No Conflicting Commitments. Distributor shall not enter into any third party commitments or contracts for Product sales or service and repair that supersedes or conflicts with the terms and conditions of this Agreement.

(k) Distribution of Competitive Products. Distributor agrees not to, directly or indirectly, distribute or otherwise offer for sale products that produce a discrete output fraction containing platelets and leukocytes (Buffy Coat based system) that is a separate fraction from other component fractions for use or sale in the exclusive field of use within the territory.

(l) Commercialization Resources and Diligence. Distributor shall apply best efforts to the marketing, sales and customer support of the Products similar to the effort and resources Distributor applies to its other products.

6. OBLIGATIONS OF CYTOMEDIX.

(a) Compliance with Laws. Notwithstanding Section 5 of this Agreement, Cytomedix will obtain and maintain at its expense the necessary regulatory clearances in the United States supporting the approval and clearance of the Products. Cytomedix will assist Distributor, at Distributor’s expense, in obtaining further regulatory clearances in Cytomedix’s name for the Products. In accordance with Section 5(b), Distributor shall bear the expense of such registrations unless negotiated and agreed to between the parties in a signed written document. Cytomedix shall comply in all material respects with all laws and regulations within the United States applicable to the manufacture, labeling, packaging and sale of the Product. Cytomedix shall supply to Distributor only Products which have 510(k) clearance or for which an application for such clearance has been filed.

(b) Support. Cytomedix shall provide consultation to Distributor concerning technical aspects, regulatory approvals, and use of the Product from time to time as reasonably requested by Distributor. Cytomedix shall also provide consultation to Distributor regarding regulatory approvals within the Territory.

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(c) Scientific and Technical Information. Cytomedix shall provide to Distributor scientific and technical information available to Cytomedix and required for distribution to obtain any registrations, licenses and permits required for the sale and distribution of the Product within the Territory, or to respond to inquiries from Customers or governmental or regulatory authorities.

(d) Product Training. Cytomedix shall provide Product training for Distributor’s product managers and field application specialists on an as-needed basis to enable Distributor to promote the sale of Product and to perform post-sale customer training, technical assistance and support for its Customers. Such Product training shall be conducted, at times and locations requested by Distributor and agreed upon by Cytomedix, and will be free of charge, provided, however, that Distributor shall be responsible for all out-of-pocket expenses incurred in connection with such Product training, including travel, airfare and lodging expenses incurred by Distributor’s personnel while attending such training. In addition, Cytomedix will provide Product updates and service bulletins as they become available.

(e) Information Reporting. Cytomedix shall provide to Distributor, at Cytomedix’s expense, (i) information regarding any discovered defects in the Product, or any malfunction or deterioration in the performance of the Products, and (ii) any inadequacy in the labeling or the instructions for use. Distributor is responsible for disseminating the information to Customers and sales representatives as appropriate.

(f) Registrations, Licenses and Patents. During the Term of this Agreement, Cytomedix shall, as necessary to support approval, registration and licensing of the Products by Distributor in the Territory: (a) maintain all current regulatory files, registrations and licenses for Products outside of the Territory, (b) maintain and pay fees associated with any third party intellectual property licenses, if any, necessary to practice the rights granted under this Agreement, and (c) maintain and pay the associated filing and maintenance fees for all patents owned by Cytomedix.

(g) Responsible Person. Distributor shall notify the competent authorities in Territory that it has been designated as the person responsible for the marketing and distribution of the Product within the Territory, and Distributor’s address for notice purposes in Section 10(d) shall be the registered place of business for such purposes.

(h) Inventory Requirement. Cytomedix or its contracted manufacturers will maintain no less than forty five (45) days’ finished goods inventories of Products based upon Distributor’s annual unit forecast, updated on a rolling quarterly basis, pursuant to Section 2(e) above, and forty five (45) days’ inventory of service and support parts, based on historical usage, to assure supply of Product for Customers.

(i) Distribution of Competitive Products. Cytomedix agrees not to, directly or indirectly, distribute or otherwise offer for sale products that produce a discrete output fraction containing platelets that is a separate fraction from other component fractions for use or sale in the exclusive field of use within the Territory.

(j) Transition of Territory Status. Distributor shall review the distribution agreements set forth on Schedule 7(a). If Distributor does not wish to continue these agreements, upon the earliest of the termination provisions, renewal or expiration date of any third party distribution agreement, Cytomedix shall take such actions necessary to terminate or not renew those agreements listed on Schedule 7(a) and identified by Distributor in writing in accordance with the terms of such agreements, such that the Distributor shall thereafter be the sole and exclusive distributor for the Products in the affected territory for the Exclusive Field of Use. Upon the termination or non-renewal of such agreements, each affected territory shall become the Exclusive Territory. All existing agreements are listed in Schedule 7(a). Any fees associated with termination will be the responsibility of Cytomedix.

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(k) New Kit Development. Cytomedix agrees to provide the necessary engineering and technical support to assist Distributor in the production of the Arthrex Kits.

(l) Indemnity Obligations. Cytomedix will indemnify, hold harmless and upon Distributor’s request, defend at its own expense Distributor and its officers, directors, employees, agents, representatives, successors and assigns (collectively, the “Distributor Indemnified Persons”) from and against any loss, claim, cost, suit, action, liability, judgment, decree, damage or expense including reasonable attorney’s fees, imposed upon, incurred by or asserted against the Distributor Indemnified Persons, arising from any third party claim, demand or action arising from (i) the infringement or misappropriation of the intellectual property rights of a third party by a Product or use thereof, or Distributor’s use of the Cytomedix Marks, pursuant to this Agreement and (ii) any defect in the manufacturing or design of a Product.

(m) Cytomedix agrees to maintain customer service resources including staff until Distributor assumes the customer service responsibilities.

7. REPRESENTATIONS AND WARRANTIES OF THE PARTIES.

(a) Cytomedix. Cytomedix hereby represents and warrants to Distributor that:

(i) Cytomedix is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate power and authority to own, lease and operate its properties and to carry on its businesses as it is currently being conducted. Cytomedix has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Cytomedix.

(ii) The execution, delivery and performance by Cytomedix of this Agreement and the consummation of the transactions contemplated hereby do not violate or conflict with the Certificate of Incorporation or Bylaws of Cytomedix, any material contract, agreement or instrument to which Cytomedix is a party or by which it or its properties are bound, or any judgment, decree, order or award of any court, governmental body or arbitrator by which Cytomedix is bound, or any law, rule or regulation applicable to Cytomedix.

(iii) Cytomedix holds valid licenses to third party intellectual property, if any, necessary to practice the rights granted in this Agreement. Further, Cytomedix is the sole, exclusive and lawful owner of all right, title and interest in and to the applicable Cytomedix technology incorporated in the Product (“Applicable Cytomedix Technology”) and to the Cytomedix Marks, free and clear of all liens, claims, security interests or other restrictions or encumbrances (collectively, “Liens”), except for the Liens in favor of MidCap Funding III, LLC, as agent for the ‘Lenders’ under and as defined in the Credit Agreement defined below (together with its successors and assigns, the “Agent”; and collectively with the Lenders, the “Secured Parties”) and a Lender under that certain Credit and Security Agreement, dated as of February 19, 2013, by and among Cytomedix, Cytomedix Acquisition Company, LLC and Aldagen, Inc., as borrowers, and the Secured Parties (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) and the other ‘Financing Documents’ (as defined in the Credit Agreement) executed in connection with the Credit Agreement (as used herein, the “Financing Documents”). Except as set for in Schedule 7(a), Cytomedix has not granted to any other Person any license, franchise or other rights to acquire, use or exploit the Applicable Cytomedix Technology within the Territory (or any portion thereof). Cytomedix has the right to grant the distribution and other rights to Distributor hereunder.

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(iv) Cytomedix has in place, and shall have in place during the time that the manufacturing of the Products remains under its regulatory control: (1) a quality management system that meets the requirements of ISO 13485:2003 and 21CFR820; (2) an ISO 13485 certificate issued by a Notified Body, and required FDA registrations; (3) good manufacturing practice (GMP) controls at all manufacturing facilities associated with Product; (4) a change management system to control internal and supplier processes, so that changes to processes, contact materials and devices/components are approved by Cytomedix prior to implementation; (5) special process validations, specifically for cleaning, sterile barrier packaging and sterilization; and (6) sterilizers which maintain proper ISO certifications.

(b) Distributor. Distributor hereby represents and warrants to Cytomedix that:

(i) Distributor is a company duly organized and existing under the laws of Territory, and has all power and authority to own, lease and operate its properties and to carry on its businesses as currently conducted. Distributor has all necessary power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Distributor.

(ii) The execution, delivery and performance by Distributor of this Agreement and the consummation of the transactions contemplated hereby do not violate or conflict with the Certificate of Incorporation or Bylaws of Distributor, any material contract, agreement or instrument to which Distributor is a party or by which it or its properties are bound, or any judgment, decree, order or award of any court, governmental body or arbitrator by which Distributor is bound, or any law, rule or regulation applicable to Distributor.

(iii) Distributor and its Affiliates have the distribution facilities and personnel reasonably necessary to perform its functions and otherwise carry out its obligations under the terms of this Agreement.

8. TERM AND TERMINATION.

(a) Term. The term of this Agreement shall commence on the date hereof and shall continue for five (5) years (the “Initial Term”), unless earlier terminated pursuant to Section 8(b). If prior to the expiration of the Initial Term there has not been a Sale Transaction, unless Distributor gives written notice no later than one year following one year prior to the expiration of the Initial Term, this Agreement shall be automatically renewed for one additional three (3) year period (the “Renewal Term” and together with Initial Term, the “Term”).

(b) Termination of Agreement. This Agreement may be terminated as follows:

(i) The parties may terminate this Agreement upon their mutual written agreement.

(ii) Cytomedix may terminate this Agreement if Distributor breaches any of its material representations, warranties, covenants or obligations under this Agreement and such breach continues for a period of thirty (30) days following Distributor’s receipt of written notice from Cytomedix setting forth the nature of such breach.

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(iii) Distributor may terminate this Agreement if Cytomedix breaches any of its material representations, warranties, covenants or obligations under this Agreement and such breach continues for a period of thirty (30) days following Cytomedix’s receipt of written notice from Distributor setting forth the nature of such breach.

(iv) One Party may terminate immediately this Agreement by written notice to the other Party upon the occurrence of any of the following events: (i) the other Party is or becomes insolvent or unable to pay its debts as they become due within the meaning of the United States Bankruptcy Code (or any successor statute) or any analogous foreign statute; or (ii) the other Party appoints or has appointed a receiver for all or substantially all of its assets, or makes an assignment for the benefit of its creditors; or (iii) the other Party files a voluntary petition under the United States Bankruptcy Code (or any successor statute) or any analogous foreign statute; or (iv) the other Party has filed against it an involuntary petition under the United States Bankruptcy Code (or any successor statute) or any analogous foreign statute, and such petition is not dismissed within ninety (90) days.

(v) Cytomedix may terminate this Agreement if Distributor fails to purchase the Minimum Purchase Requirements on Exhibit A-4.

(c) Effect of Termination.

(i) The expiration or earlier termination of this Agreement shall not relieve any party of any of its rights or liabilities arising prior to or upon such expiration or earlier termination.

(ii) Within ten (10) business days following the effective date of the expiration or earlier termination of this Agreement, Distributor shall provide to Cytomedix a complete inventory of Product in Distributor’s possession, in transit between Distributor’s authorized locations or in transit to Distributor from Cytomedix or otherwise in Distributor’s control. Cytomedix may inspect Distributor’s Product inventory and audit Distributor’s records in the manner provided herein above.

(iii) If Distributor gives written notice of its intention not to renew for the Renewal Term in accordance with this Agreement, then Distributor and Cytomedix shall meet to establish a transition plan. In addition to establishing a transition plan, Distributor shall:

(1) make available any existing inventory of Product to Cytomedix, including any Product that has been customized by Distributor;

(2) transfer and assign all regulatory certifications or licenses related to the Product;

(3) provide Customer information needed to facilitate the orderly transition of the sale and marketing of the Product;

(4) transition all manufacturing and vendor agreements;

(5) negotiate in good faith to provide a license to use any Distributor Intellectual Property related to or used in the sale of the Products by the Distributor pursuant to this Agreement; and

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(6) take any other action reasonably requested by Cytomedix to facilitate the orderly transition of the sale and marketing of the Product in the Territory following expiration of the Initial Term.

(iv) Notwithstanding the expiration or earlier termination of this Agreement, Distributor may continue to market, distribute and sell Products within the Territory after the expiration or earlier termination of this Agreement until the earlier of (i) the date that Distributor has sold all of its Product inventory existing as of the effective date of expiration or earlier termination and (ii) the six (6)-month anniversary of the effective date of expiration or earlier termination.

(d) Force Majeure. Neither Party shall be liable to the other Party for non-performance of or delay in performing its obligations hereunder to the extent that performance is rendered impossible by strike, riot, war, acts of God, acts of terrorism, earthquake, fire, flood, governmental acts or orders or restrictions, failure of suppliers, or any other reason to the extent that the failure to perform is beyond the reasonable control of the non-performing party.

9. CONFIDENTIALITY.

(a) Confidentiality. Each party acknowledges that, in the course of performing its duties and obligations under this Agreement, certain information that is confidential or proprietary to such party (“Confidential Information”) will be furnished by the other party or such other party’s representatives. Each party agrees that any Confidential Information furnished by the other party or such other party’s representatives will not be used by it or its representatives except in connection with, and for the purposes of, the promotion, marketing, distribution and sale of Products under this Agreement and, except as provided herein, will not be disclosed by it or its representatives without the prior written consent of the other party. Notwithstanding the foregoing, the parties agree that all Confidential Information shall be clearly marked “CONFIDENTIAL” or, if furnished in oral form, shall be stated to be confidential by the party disclosing such information at the time of such disclosure and reduced to a writing by the party disclosing such information which is furnished to the other party or such other party’s representatives within forty-five (45) days after such disclosure.

(b) Exceptions. The confidentiality obligations of each party under Section 9(a) do not extend to any Confidential Information furnished by the other party or such other party’s representatives that (i) is or becomes generally available to the public other than as a result of a disclosure by such party or its representatives, (ii) was available to such party or its representatives on a non-confidential basis prior to its disclosure thereto by the other party or such other party’s representatives, (iii) was independently developed without the use of the other party’s Confidential Information by representatives of such party who did not have access to the other party’s Confidential Information, as established by contemporaneous written records, or (iv) becomes available to such party or its representatives on an non-confidential basis from a source other than the other party or such other party’s representatives; provided, however, that such source is not bound by a confidentiality agreement with the other party or such other party’s representatives.

(c) Authorized Disclosure. Notwithstanding any other provision of this Agreement, each Party may disclose Confidential Information of the other Party: (i) to the extent required to comply with applicable legal requirements including as part of regular securities law reporting requirements and/or in accordance with securities regulatory authority or securities exchange rules, demands and/or practice; (ii) to the extent and to the persons and entities required by rules of the National Association of Securities Dealers; provided, however, that the responding Party shall first have given prompt notice to the other Party hereto to enable it to seek any available exemptions from or limitations on such disclosure requirement and shall reasonably cooperate in such efforts by the other Party; or (iii) as necessary to file or prosecute patent applications, prosecute or defend litigation or otherwise establish rights or enforce obligations under this Agreement, but only to the extent that any such disclosure is necessary.

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(d) Compelled Disclosure. In the event that either party or its representatives are requested or become legally compelled (by oral questions, interrogatories, requests for information or document subpoena, civil investigative demand or similar process) to disclose any Confidential Information furnished by the other party or such other party’s representatives or the fact that such Confidential Information has been made available to it, such party agrees that it or its representatives, as the case may be, will provide the other party with prompt written notice of such request(s) so that the other party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event that such protective order or other remedy is not obtained, or that the other party waives compliance with the provisions of this Agreement, such party agrees that it will furnish only that portion of such Confidential Information that is legally required and will exercise its best efforts to obtain reliable assurance that confidential treatment will be accorded to that portion of such Confidential Information and other information being disclosed.

(e) Ownership of Confidential Information. The party disclosing or otherwise furnishing Confidential Information to the other party will retain the exclusive ownership of all right, title and interest in and to such Confidential Information.

(f) Survival. The obligations of the parties under this Section 9 shall survive the expiration or earlier termination of this Agreement for a period of three (3) years.

10. GENERAL PROVISIONS.

(a) Independent Contractors. The relationship of Cytomedix and Distributor established by this Agreement is that of independent contractors, and nothing shall be deemed to create or imply any employer/employee, principal/agent, partner/partner or co-venturer relationship, or that the parties are participants in a common undertaking. Neither party may direct or control the activities of the other party or incur or assume any obligation on behalf of the other party or bind such other party to any obligation for any purpose whatsoever.

(b) Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without reference to rules of conflicts or choice of laws. Any dispute or issue arising hereunder, including any alleged breach by Distributor, not resolved pursuant to Section 10(m) shall be heard, determined and resolved by an action commenced in the federal or state courts in Wilmington, Delaware, which the parties hereby agree shall have the exclusive jurisdiction over the issues and the parties. Distributor hereby agrees to submit itself to the jurisdiction of the federal and state courts in Wilmington, Delaware and waives the right to make any objections based on the exclusive jurisdiction or venue in such courts. The Delaware courts shall have the right to grant all relief to which each party is or shall be entitled hereunder, including all equitable relief as the Court may deem appropriate. Distributor hereby consents to service of process by registered mail.

(c) Entire Agreement. This Agreement, including the Exhibits, sets forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersedes all prior oral and written, and all contemporary oral, negotiations, agreements and understandings with respect to the same.

(d) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, facsimile or telex, or by registered or certified mail (postage prepaid, return receipt requested), to the other party at the following address (or at such other address for which such party gives notice hereunder):

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If to Distributor:

ARTHREX, INC.
1370 Creekside Boulevard
Naples, FL 34108-1945
Attn:
Telephone:
Facsimile:

If to

CYTOMEDIX, INC.
209 Perry Parkway, Suite 7
Gaithersburg, MD 20877
Attention: Office of the CEO
Telephone: (240) 499-2680
Facsimile:

(e) Assignment and Binding Effect. Except as otherwise provided in this Agreement, neither Party may, directly or indirectly, assign its rights or delegate its duties under this Agreement without the prior written consent of the other Party; provided that Cytomedix may assign this Agreement (i) to an Affiliate, (ii) to a successor to all or substantially all of the business or assets of Cytomedix, (iii) in connection with a Change of Control and/or (iv) to any Secured Party in connection with its rights under the Credit Agreement and the other Financing Documents. No permitted assignment of rights or delegation of duties under this Agreement shall relieve the assigning or delegating party of its liabilities hereunder. For purposes of this Agreement, either Party shall be deemed to have assigned this Agreement in the event of a Change of Control with respect to such Party. Subject to the foregoing, this Agreement is binding upon, and inures to the benefit of, the parties and their respective successors and permitted assigns.

(f) Partial Invalidity. If any provision of this Agreement is held to be invalid by a court of competent jurisdiction, then the remaining provisions shall remain, nevertheless, in full force and effect. The parties agree to renegotiate in good faith any term held invalid and to be bound by the mutually agreed substitute provision in order to give the most approximate effect intended by the parties.

(g) No Waiver; Amendment. No waiver of any term or condition of this Agreement shall be valid or binding on any party unless agreed to in writing by the party to be charged. The failure of either party to enforce at any time any of the provisions of the Agreement, or the failure to require at any time performance by the other party of any of the provisions of this Agreement, shall in no way be construed to be a present or future waiver of such provisions, nor in any way affect the validity of either party to enforce each and every such provision thereafter. This Agreement may not be amended or modified except by the written agreement of the Parties.

(h) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one instrument.

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(i) Consent Not Unreasonably Withheld. No party given the right to approve or consent to any matter shall unreasonably withhold, condition or delay its approval or consent. The failure to respond in writing within any specified time period shall be deemed unconditioned approval of or consent to the relevant matter, provided that the party requesting such approval or consent gives written notice requesting a response at least two (2) business days prior to the expiration of the specified time period, if any.

(j) Construction; Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any section, recital, exhibit, schedule and party references are to this Agreement unless otherwise stated. No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party.

(k) Further Assurances. Each party agrees to cooperate fully with the other and execute such instruments, documents and agreements and take such further actions to carry out the intents and purposes of this Agreement.

(l) Press Releases and Announcements. Except as may be contemplated hereunder, neither party may issue any press release, product any professional publications or make any public announcement concerning the transactions contemplated by this Agreement without the prior consent of the other party, except for any releases, publications or announcements which may be required by or, in such party’s discretion, reasonably necessary under applicable law, in which case the party proposing to make such release or announcement will allow the other party a reasonable opportunity to review and comment on such release, publications or announcement in advance of such issuance or making.

(m) Alternative Dispute Resolution.

(i) Any controversy, dispute or claim arising out of or relating to this Agreement (or the breach hereof) that cannot be resolved by good faith negotiation between or among the parties may be finally submitted to the American Arbitration Association (“AAA”) for final and binding arbitration pursuant to the Commercial Arbitration Rules of the AAA. Such arbitration shall be held in Wilmington, Delaware, before a single arbitrator who shall be a retired federal or Delaware state judge. The arbitrator may enter a default decision against any party who fails to participate in the arbitration proceedings. The decision of the arbitrator shall be final, unappealable and binding, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall be authorized to award any relief, whether legal or equitable, to the party so entitled to such relief.

(ii) In respect of any suit, action or other proceeding relating to the enforcement of any award rendered by the arbitrator, each party irrevocably submits to the non-exclusive jurisdiction of any state or federal court located in the City of Wilmington, State of Delaware.

(iii) The arbitrator shall be authorized to apportion its fees and expenses and the reasonable attorney’s fees and expenses of the parties as the arbitrator deems appropriate. In the absence of any such apportionment, the prevailing party in any arbitration or other proceeding shall be entitled, in addition to any other rights and remedies it may have, to reimbursement for its expenses, including court costs and reasonable fees of attorneys and other professionals.

(iv) The parties agree that this Section 10(m) has been included to resolve rapidly and inexpensively any claims or disputes between them with respect to this Agreement, and that this Section 10(m) shall be grounds for dismissal of any action commenced by any party in any court with respect to any controversy, dispute or claim arising out of or relating to this Agreement (or the breach hereof).

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IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed.

CYTOMEDIX, INC.

By:	/s/ Martin P. Rosendale
	Name:	Martin P. Rosendale
	Title:	CEO

ARTHREX, INC.

By:	/s/ R. Scott Price
	Name:	R. Scott Price
	Title:	VP

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CONSENT AND FIRST AMENDMENT TO CREDIT AND SECURITY AGREEMENT

THIS CONSENT AND FIRST AMENDMENT TO CREDIT AND SECURITY AGREEMENT (this “Agreement”) is dated as of August 7, 2013, by and among CYTOMEDIX, INC., a Delaware corporation (“Cytomedix”), CYTOMEDIX ACQUISITION COMPANY, LLC, a Delaware limited liability company (“Acquisition”), ALDAGEN, INC., a Delaware corporation (“Aldagen”, and collectively with Cytomedix and Acquisition, the “Borrowers”), MIDCAP FUNDING III, LLC, a Delaware limited liability company in its capacity as agent (“Agent”) for the lenders under the Credit Agreement (as defined below) (“Lenders”), and the Lenders.

W I T N E S S E T H:

WHEREAS, Borrowers, Lenders and Agent are parties to that certain Credit and Security Agreement, dated as of February 19, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used herein have the meanings given to them in the Credit Agreement except as otherwise expressly defined herein), pursuant to which Lenders have agreed to provide to Borrowers certain loans and other extensions of credit in accordance with the terms and conditions thereof; and

WHEREAS, pursuant to Section 7.1 of the Credit Agreement, Borrowers have requested that Agent and Lenders consent to the licensing of certain Material Intellectual Property to Arthrex, Inc. pursuant to that certain Distributor Agreement and License, dated as of August 7, 2013 between Borrower and Arthrex, Inc., as distributor, in the form attached hereto as Exhibit A (the “Arthrex License Agreement”), and Agent and Lenders are willing to grant such consent subject to, and in accordance with, the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises, the covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrowers, Lenders and Agent hereby agree as follows:

1.     Acknowledgment of Obligations. Borrowers hereby acknowledge, confirm and agree that all Term Loans made prior to the date hereof, together with interest accrued and accruing thereon, and fees, costs, expenses and other charges owing by Borrowers to Agent and Lenders under the Credit Agreement and the other Financing Documents, are unconditionally owing by Borrowers to Agent and Lenders, without offset, defense or counterclaim of any kind, nature or description whatsoever except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditor’s rights generally.

2.     Consent.

(a)    License Agreement. Notwithstanding anything to the contrary in the Credit Agreement and/or any of the other Financing Documents and subject to the terms and conditions of this Agreement, including, without limitation, Section 7 of this Agreement, Agent and Lenders hereby consent to the licensing of certain Material Intellectual Property to Arthrex, Inc. pursuant to and in accordance with the terms of the Arthrex License Agreement, so long as no Default or Event of Default has occurred and is continuing or, after giving effect to this Agreement, would result and provided that Borrowers shall not be permitted to amend the Arthrex License Agreement or Arthrex License Documents, if any, or enter into any other agreements that have the effect of modifying the terms of the Arthrex License Agreement without the prior written consent of Agent and Lenders.

3.      Amendments to Credit Agreement. Subject to the terms and conditions of this Agreement, including, without limitation, the conditions to effectiveness set forth in Section 7 below, the Credit Agreement shall be amended as follows:

(a)    Section 6.15 of the Credit Agreement is hereby amended by deleting such section in its entirety and substituting in lieu thereof the following new Section 6.15 to read in its entirety as follows:

“6.15 Minimum Sales. Borrower shall not permit its net sales as of any Testing Date to be less than the minimum amounts set forth on Schedule 6.15, opposite such Testing Date set forth on such Schedule 6.15”

(b)    Section 6.16 of the Credit Agreement is hereby amended by deleting such section in its entirety and substituting in lieu thereof the following new Section 6.16 to read in its entirety as follows:

“6.16 [Reserved].”

(c)    The Credit Agreement is hereby amended by inserting the following new Section 6.17 to read in its entirety as follows:

“6.17 Arthrex Royalty Payments. Borrower shall not permit the Arthrex Royalty Payments paid to Borrower under and pursuant to the Arthrex License Agreement for any specified Arthrex Testing Period (as set forth on Schedule 6.17) as of any Arthrex Testing Date (as set forth on Schedule 6.17) to be less than the minimum amounts set forth on Schedule 6.17, opposite such Arthrex Testing Date as set forth on such Schedule 6.17.”

(d)    The Credit Agreement is hereby further amended by inserting the following new Section 6.19 to read in its entirety as follows:

“6.19 Arthrex Deposit Account; Procedures for Arthrex Royalty Payments. By not later than September 6, 2013, 2013, Borrower shall deliver to Agent a Control Agreement with respect to the Arthrex Deposit Account, duly executed and delivered by the applicable Borrower and Arthrex Bank. Borrower shall deposit all Arthrex Royalty Payments paid to Borrower under and pursuant to the Arthrex License Agreement into the Arthrex Deposit Account. Two (2) Business Days after an Arthrex Royalty Payment for the applicable Arthrex Testing Period (as set forth on Schedule 6.17) has been deposited in the Arthrex Deposit Account, provided that no Default or Event of Default has occurred and is continuing, Borrower shall be permitted to request in writing that Agent transfer the Arthrex Royalty Payments made during any such applicable Arthrex Testing Period (as set forth on Schedule 6.17), and within two (2) Business Days of such written request, Agent shall transfer the Arthrex Royalty Payment to Borrower for the immediately preceding quarter from the Arthrex Deposit Account into the Designated Funding Account.”

(e)    Section 10.1 of the Credit Agreement is hereby amended by deleting clause (e) of such section in its entirety and substituting in lieu thereof the following new clause (e) to read in its entirety as follows:

“(e) (A)(i) any Credit Party or counterparty defaults under any Material Agreement (after any applicable grace period contained therein), (B) a Material Agreement shall be terminated by a third party or parties party thereto prior to the expiration thereof, (C) there is a loss of a material right of a Credit Party under any Material Agreement to which it is a party or (D) any Credit Party fails to receive any payment owing to it, when due under any Material Agreement, (ii) (A) any Credit Party fails to make (after any applicable grace period) any payment when due (whether due because of scheduled maturity, required prepayment provisions, acceleration, demand or otherwise) on any Indebtedness (other than the Obligations) of such Credit Party or such Subsidiary having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than Fifty Thousand Dollars ($50,000) (“Material Indebtedness”), (B) any other event shall occur or condition shall exist under any contractual obligation relating to any such Material Indebtedness, if the effect of such event or condition is to accelerate, or to permit the acceleration of (without regard to any subordination terms with respect thereto), the maturity of such Material Indebtedness or (C) any such Material Indebtedness shall become or be declared to be due and payable, or be required to be prepaid, redeemed, defeased or repurchased (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof, (iii) any Credit Party defaults (beyond any applicable grace period) under any obligation for payments due or otherwise under any lease agreement for such Credit Party’s principal place of business or any place of business that meets the criteria for the requirement of an Access Agreement under Section 7.2 or for which an Access Agreement exists or was required to be delivered, (iv) (A) the occurrence of any breach or default under any terms or provisions of any Subordinated Debt Document or under any Subordination Agreement, (B) the occurrence of any event requiring the prepayment of any Subordinated Debt or (C) the delivery of any notice with respect to any Subordinated Debt or pursuant to any Subordination Agreement that triggers the start of any standstill or similar period under any Subordination Agreement, or (v) any Borrower makes any payment on account of any Indebtedness that has been subordinated to any of the Obligations, other than payments specifically permitted by the terms of such subordination;”

(f)    Section 15 of the Credit Agreement is hereby amended by deleting the definitions of “Material Agreement” and “Maturity Date”, in each case in its entirety, and substituting in lieu thereof the following new definitions to read in their entirety as follows:

“‘Material Agreement’ means (i) the agreements listed in the Disclosure Schedule, (ii) the Arthrex License Agreement and Arthrex License Documents, (iii) each agreement or contract to which a Credit Party is a party involving the receipt or payment of amounts in the aggregate exceeding One Hundred Thousand Dollars ($100,000) per year (excluding (a) any agreement or contract that involves payment by the Borrower to another party for materials or supplies (but, for the avoidance of doubt, not equipment) and services in the ordinary course of business, but specifically including all such agreements relating to licensure of Intellectual Property and (b) employment offers or employment agreements), (iv) all lease or other occupancy agreements for the principal office or any other business location of Borrower or its Subsidiaries, and (v) any agreement or contract to which such Credit Party or its Subsidiaries is a party the termination of which could reasonably be expected to result in a Material Adverse Change.”

“‘Maturity Date’ means, (i) if the Subsequent Equity Event has occurred, August 19, 2016 or (ii) if the Subsequent Equity Event has not occurred, February 19, 2016.”

(g)    Section 15 of the Credit Agreement is hereby further amended by inserting the following new definitions in appropriate alphabetical order:

“‘Arthrex’ means Arthrex, Inc.”

“‘Arthrex Bank’ means the depository institution where the Arthrex Deposit Account is located.”

“‘Arthrex Deposit Account’ means Borrower’s Deposit Account, account number 1360659573, or, if acceptable to Agent, another Deposit Account owned by Borrower and maintained with a bank reasonably acceptable to Agent and, in any case, set up solely for the purpose of receiving the Arthrex Royalty Payment and over which Agent has been granted control pursuant to a Control Agreement.”

“‘Arthrex License Agreement’ means that certain Distributor Agreement and License, dated as of August __, 2013 between Borrower and Arthrex, as distributor, as amended, restated, supplemented or otherwise modified from time to time (provided that, for the avoidance of doubt, any amendment, restatement, supplementation or other modification thereto shall require the consent of the Agent and Lenders pursuant to Section 7.11).”

“‘Arthrex License Documents’ means, collectively, the Arthrex License Agreement and any other license agreements or other documents entered into or delivered in connection with the Arthrex License Agreement.”

“‘Arthrex Royalty Payment’ means any royalty payment paid to Borrower under and pursuant to the Arthrex License Agreement.”

“‘Arthrex Testing Date’ means each date identified as a ‘Testing Date’ on Schedule 6.17 hereto.”

“‘Arthrex Upfront Payment’ means that certain upfront payment to Borrower in the amount of five million and no/100 dollars ($5,000,000) made in accordance with Section 3(c) of the Arthrex License Agreement.”

“‘First Amendment Effective Date’ means August ___, 2013.”

“‘Subsequent Equity Event’ means (a) the closing on and consummation of, at any time after the First Amendment Effective Date but prior to September 1, 2013, an equity securities issuance and sale transaction pursuant to which Borrower shall have completed the authorization, issuance and sale of additional shares of the capital stock of Borrower pursuant to a private placement or public offering (including through the exercise of warrants to purchase capital stock of Borrower), and which such additional shares of capital stock shall not be subject to any mandatory repurchase or redemption provisions or put rights, or any other similar provisions or rights, in favor of any holder thereof that are exercisable at any time before the date which is ninety-one (91) days after the date the Obligations are paid in full or otherwise constitute Indebtedness under the definition set forth herein or be subject to any provisions requiring the mandatory payment of any dividends at any time (not including any dividends payable in equity of the Borrower) and (b) Borrower shall have received net cash proceeds of at least five hundred thousand and no/100 dollars ($500,000) in the aggregate (subject to no clawback, escrow or other terms limiting Borrower’s ability to freely use such proceeds) from such Subsequent Equity Event and shall have deposited such net cash proceeds into a deposit account or securities account subject to a Control Agreement and shall have delivered to Agent evidence reasonably satisfactory to Agent of the occurrence of such Subsequent Equity Event and the deposit of such proceeds; provided that, for the avoidance of doubt, such Subsequent Equity Event shall be in addition to, and separate from, (x) the Initial Equity Event, (y) the Arthrex Upfront Payment and (z) any other payment made under the Arthrex License Agreement.”

(h)    The AMORTIZATION SCHEDULE (FOR EACH CREDIT FACILITY) is hereby deleted in its entirety and replaced with the new AMORTIZATION SCHEDULE attached hereto as Exhibit B.

(i)     The INTELLECTUAL PROPERTY SCHEDULE is hereby deleted in its entirety and replaced with the new INTELLECTUAL PROPERTY SCHEDULE attached hereto as Exhibit C.

(j)     Schedule 6.15 is hereby deleted in its entirety and replaced with the new Schedule 6.15 attached hereto as Exhibit D.

(k)    A new Schedule 6.17 shall be incorporated into the Agreement in form and substance as attached hereto as Exhibit E.

4.     Termination of Credit Facility #2 Commitment. Notwithstanding anything in the Credit Agreement to the contrary, any commitment to lend the Applicable Commitment referred to as “Credit Facility #2” and/or “Tranche 2” in the amount of three million and no/100 dollars ($3,000,000) is hereby terminated and the terms of such “Credit Facility #2” set forth on the Credit Facility Schedule are hereby deleted in their entirety.

5.     No Other Amendments or Consents. Except for the consent and amendments set forth and referred to in Sections 2, 3 and 4 above, the Credit Agreement and the other Financing Documents shall remain unchanged and in full force and effect. Nothing in this Agreement is intended, or shall be construed, to constitute a novation or an accord and satisfaction of any of Borrowers’ Obligations or to modify, affect or impair the perfection or continuity of Agent’s security interests in, security titles to or other liens, for the benefit of itself and the Lenders, on any Collateral for the Obligations.

6.     Representations and Warranties. To induce Agent and Lenders to enter into this Agreement, each Borrower does hereby warrant, represent and covenant to Agent and Lenders that (i) each representation or warranty of Borrowers set forth in the Credit Agreement is hereby restated and reaffirmed as true and correct in all material respects on and as of the date hereof as if such representation or warranty were made on and as of the date hereof (except to the extent that any such representation or warranty expressly relates to a prior specific date or period), (ii) no Default or Event of Default has occurred and is continuing as of the date hereof, and (iii) each Borrower has the power and is duly authorized to enter into, deliver and perform this Agreement and this Agreement is the legal, valid and binding obligation of each Borrower enforceable against such Borrower in accordance with its terms.

7.     Condition Precedent to Effectiveness of this Agreement. This Agreement shall become effective as of the date (the “Amendment Effective Date”) upon which Agent shall have received each of the following:

(a)    one or more counterparts of this Agreement duly executed and delivered by Borrowers, Agent and Lenders, in form and substance satisfactory to Agent and Lenders;

(b)    evidence in form and substance satisfactory to Agent that the Arthrex Deposit Account has been opened;

(c)    a fully executed copy of the Arthrex License Agreement in the form attached hereto as Exhibit A, executed and delivered by the parties thereto; and

(d)    evidence in form and substance satisfactory to Agent that Borrower has received the Arthrex Upfront Payment into a Collateral Account.

8.     Release.

(a)    In consideration of the agreements of Agent and Lenders contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Borrower, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably releases, remises and forever discharges Agent and each Lender and their respective successors and assigns, and their respective present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Agent, Lenders and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever (individually, a “Claim” and collectively, “Claims”) of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which any Borrower or any of its successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the Amendment Effective Date, including, without limitation, for or on account of, or in relation to, or in any way in connection with the Credit Agreement or any of the other Financing Documents or transactions thereunder or related thereto.

(b)    Each Borrower understands, acknowledges and agrees that its release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

(c)    Each Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.

9.     Covenant Not To Sue. Each Borrower, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by Borrowers pursuant to 7 above. If any Borrower or any of its successors, assigns or other legal representatives violates the foregoing covenant, Borrowers, for themselves and their successors, assigns and legal representatives, agree to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys’ fees and costs incurred by any Releasee as a result of such violation.

10.   Advice of Counsel. Each of the parties represents to each other party hereto that it has discussed this Agreement with its counsel.

11.   Severability of Provisions. In case any provision of or obligation under this Agreement shall be invalid, illegal or unenforceable in any applicable jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

12.   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

13.   GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF MARYLAND APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE WITHOUT REGARD TO THE PRINCIPLES THEREOF REGARDING CONFLICTS OF LAWS.

14.   Entire Agreement. The Credit Agreement and the other Financing Documents as and when modified through this Agreement embody the entire agreement between the parties hereto relating to the subject matter thereof and supersede all prior agreements, representations and understandings, if any, relating to the subject matter thereof.

15.   No Strict Construction, Etc. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Time is of the essence for this Agreement.

16.   Costs and Expenses. Each Borrower absolutely and unconditionally agrees to pay or reimburse upon demand for all reasonable fees, costs and expenses incurred by Agent and the Lenders that are Lenders on the Closing Date in connection with the preparation, negotiation, execution and delivery of this Agreement and any other Financing Documents or other agreements prepared, negotiated, executed or delivered in connection with this Agreement or transactions contemplated hereby.

[Remainder of page intentionally blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year specified at the beginning hereof.

BORROWERS:

CYTOMEDIX, INC.

By:	/s/ Martin P. Rosendale
Name:	Martin P. Rosendale
Title:	CEO

CYTOMEDIX ACQUISITION COMPANY, LLC

By:	Cytomedix, Inc., its Sole Member

By:	/s/ Martin P. Rosendale
Name:	Martin P. Rosendale
Title:	CEO

ALDAGEN, Inc.

By:	/s/ Martin P. Rosendale
Name:	Martin P. Rosendale
Title:	CEO

AGENT AND LENDER:

MIDCAP FUNDING III, LLC

By:	/s/ Josh Groman
Name:	Josh Groman
Title:	Authorized Signatory

Exhibit 31.1

CERTIFICATION

I, Martin P. Rosendale, certify that:

1.	I have reviewed this Form 10-Q of Cytomedix, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 12, 2013	/s/ Martin P. Rosendale

Martin P. Rosendale, CEO
(Principal Executive Officer)

A signed original of this written statement has been provided to Cytomedix, Inc. and will be retained by Cytomedix, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION

I, Steven A. Shallcross, certify that:

1.	I have reviewed this Form 10-Q of Cytomedix, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 12, 2013	/s/ Steven A. Shallcross

Steven A. Shallcross, CFO
(Principal Financial and Accounting Officer)

A signed original of this written statement has been provided to Cytomedix, Inc. and will be retained by Cytomedix, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. §1350

Pursuant to 18 U.S.C. §1350 and in connection with the Quarterly Report on Form 10-Q of Cytomedix, Inc. (the “Company”) for the fiscal period ended September 30, 2013 (the “Report”), I, Martin P. Rosendale, Chief Executive Officer of the Company, hereby certify that to the best of my knowledge and belief:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for said period.

Date: November 12, 2013	/s/ Martin P. Rosendale

Martin P. Rosendale, CEO
(Principal Executive Officer)

A signed original of this written statement has been provided to Cytomedix, Inc. and will be retained by Cytomedix, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. §1350

Pursuant to 18 U.S.C. §1350 and in connection with the Quarterly Report on Form 10-Q of Cytomedix, Inc. (the “Company”) for the fiscal period ended September 30, 2013 (the “Report”), I, Steven A. Shallcross, Chief Financial Officer of the Company, hereby certify that to the best of my knowledge and belief:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for said period.

Date: November 12, 2013	/s/ Steven A. Shallcross

Steven A. Shallcross, CFO
(Principal Financial and Accounting Officer)

A signed original of this written statement has been provided to Cytomedix, Inc. and will be retained by Cytomedix, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.